UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Restatement of previously issued financial statements

As announced on February 22 and February 28, 2017, Seadrill Limited (the "Company") concluded that its previously issued financial statements for the year ended December 31, 2015 and the related report of the Company's independent registered public accounting firm thereon, should no longer be relied upon as a result of the misstatement described below. In addition, each quarter in the year ended December 31, 2015 and the quarters ended March 31, June 30 and September 30, 2016 should no longer be relied upon as a result of the misstatement.  The Company expects to restate the financial statements for the year ended December 31, 2015 and the quarters ended March 31, June 30 and September 30, 2016. The misstatement relates to the fair value accounting principles applied under U.S. GAAP to the Company's interest rate and cross currency swap portfolio. In addition to these errors, the restated financial statements also include adjustments to correct certain other immaterial errors.

The effect of the adjustments related to the Company's interest rate and cross currency swap portfolio (the "Derivative valuation adjustments") was a reduction in the value of the liabilities related to derivative financial instruments. The net impact of the non-cash adjustments to the Company's 2015 financial statements is $125 million and an additional $52 million for the nine months ended September 30, 2016.

The adjustments made have no impact on the Company's financial covenant compliance for the current or previously reported periods, and a summary of the impact to shareholders' equity as at December 31, 2015 and September 30, 2016 is given below:

	As at September 30, 2016	As at December 31, 2015
Shareholders' equity as previously reported	9,236	9,371
Derivative valuation adjustments	177	125
Other adjustments	(10)	(43)
Shareholders' equity as restated	9,404	9,453

Please refer to Note 22 of the earnings release announcing the Company's results for the fourth quarter ended December 31, 2016, attached as an Exhibit 99.1 hereto, for full details of the restatement.

EXHIBITS

The following exhibits are filed as part of this report:

Number 99.1	Exhibit: Press release announcing financial results for the fourth quarter 2016 and Unaudited Interim Consolidated Financial Statements for the year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2017	SEADRILL LIMITED (Registrant) By: /s/ Georgina Sousa Georgina Sousa Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - Fourth quarter 2016 results

February 28, 2017 - Seadrill Limited ("Seadrill" or "the Company"), a world leader in offshore drilling, announces its fourth quarter results for the period ended December 31, 2016.

Highlights

●	Revenue of $667 million
●	Operating income of $118 million
●	EBITDA[1] of $354 million
●	99% economic utilization[2]
●	Reported net income of $127 million and diluted net income per share of $0.26
●	Underlying net income[3], excluding non-recurring items and non-cash mark to market movements on derivatives, was $111 million and earnings per share was $0.24
●	Cash and cash equivalents of $1.4 billion
●	Seadrill Limited order backlog of approximately $2.5 billion

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q4 2016 As Reported	Q4 2015 As Reported	% change	Q4 2016 Underlying[3]	Q4 2015 Underlying[3]	% change
Total Operating Revenue	667	959	(30)%	667	959	(30)%
EBITDA [1]	354	513	(31)%	354	513	(31)%
Margin (%)	53%	53%		53%	53%
Operating income	118	223	(47)%	131	316	(59)%
Net Interest bearing debt	8,476	9,937	(15)%	8,476	9,937	(15)%

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said: "We continue to see an improvement in the level of bidding activity following the increase and stabilization of oil prices. Improving dayrates will not be a feature of 2017, however, based on the expected level of scrapping and cold stacking activity we believe there is room for some optimism.

Our scale and young fleet position us well for the eventual recovery in the industry. Our key stakeholders have demonstrated a desire to be part of a solution to our restructuring requirements with the right structure and terms."

--------------------------------------
[1]
EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against goodwill. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA. Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its non-GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to EBITDA, as operating income is the most directly comparable US GAAP measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

[3]
Underlying is defined as reported results, adjusted for certain non-recurring items and other exclusions as discussed in the Appendix. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Restatement of Previously Issued Financial Statements

As announced on February 22, 2017, Seadrill determined that a restatement of its previously reported financial results for the full year 2015 and nine months ended September 30, 2016 was required following a review of the US GAAP fair value accounting principles applied to the Company's interest rate and cross currency swap portfolio.

The effect of the adjustments was a reduction in the value of the liabilities related to the Company's interest rate and cross currency swap portfolio. The net impact of the non-cash adjustments to the Company's 2015 financial statements is $125 million and an additional $52 million for the nine months ended September 30, 2016.

The Company has also made certain non-material adjustments to correct other errors in the restated periods.

The adjustments made have no impact on the Company's financial covenant compliance for the current or previously reported periods, and a summary of the impact to shareholders equity as at December 31, 2015 and September 30, 2016 is given below:

	As at September 30, 2016	As at December 31, 2015
Shareholders' equity as previously reported	9,236	9,371
Derivative valuation adjustments	177	125
Other adjustments	(10)	(43)
Shareholders' equity as restated	9,404	9,453

Comparatives presented below have been restated where required. No adjustments made for the restatements have had any impact on Operating income, EBITDA, Revenue, Net Interest bearing debt or Income taxes for any prior period presented.

Refer to Note 22 for full details of the restatement.

Sequential Financial Results

	Seadrill Limited
	Q4 2016 As Reported	Q3 2016 As Reported	% change	Q4 2016 Underlying[3]	Q3 2016 Underlying[3]	% change
Revenue	667	743	(10)%	667	743	(10)%
EBITDA	354	441	(20)%	354	441	(20)%
Margin (%)	53%	59%		53%	59%
Operating income	118	247	(52)%	131	247	(47)%
Net Interest bearing debt	8,476	8,948	(5)%	8,476	8,948	(5)%

Revenues of $667 million for the fourth quarter (Q3 2016: $743 million) were down approximately 10% primarily due to:

•	The West Hercules, West Orion, West Phoenix, West Alpha, West Pegasus and Sevan Driller having a full quarter of idle time;
•	The West Epsilon and West Vigilant becoming idle during the quarter; and
•	The West Saturn earning a lower dayrate for the month of December.

These reductions to revenue were partially offset by the recognition of early termination payments for the West Hercules and the West Epsilon. Both payments were received during the fourth quarter.

Net operating income for the quarter was lower at $118 million (Q3 2016: $247 million) reflecting lower revenues in the quarter, $29 million higher depreciation due to additional capitalized assets coming into use and revisions to depreciation on three long term maintenance projects, an $18 million increase in G&A driven by severance costs, restructuring related expenses, IT costs and a $13 million impairment charge as a revision to costs capitalized in our capital spares pool. These were partially offset by a decrease in vessel and rig operating expenses.

Income from net financial and other items was $19 million in the quarter. This was primarily comprised of our share of the results in associated companies, $112 million, offset by a new interest expense, $81 million. This was significantly greater than 3Q16 as we recognized an impairment of our investments of $882 million in the prior quarter.

Income taxes for the fourth quarter were $10 million, (Q3 2016: $49 million) mainly reflecting the decrease in operating income, partly offset by additional deferred tax balances recognized in the quarter.

Net income for the quarter was $127 million resulting in basic and diluted earnings per share of $0.26.

Balance sheet
As at December 31, 2016, total assets were $21.7 billion (Q3 2016: $22.1 billion).

Total current assets were $2.7 billion (Q3 2016: $2.9 billion). The main movements during the quarter were a decrease in accounts receivable primarily related to the receipt of termination payments and lower billings as more rigs became idle, partially offset by an increase in cash and the value of our marketable securities related to Seadrill Partners common units.

Cash and cash equivalents increased by $118 million.

Total non-current assets were $19.0 billion (Q3 2016: $19.1 billion).  The main movements during the quarter were due to normal quarterly depreciation, partially offset by an increase in the value of investments in associated companies primarily related to our share of Seadrill Partners net income recognized on the consolidated balance sheet.

Total current liabilities were $4.7 billion (Q3 2016: $4.7 billion). The main movements relate to a change in the value of our derivatives portfolio due to interest rate movements in the period and a decline in accounts payable as additional units became idle and normal quarterly debt installments.  These movements were partially offset by the reclassification of long term debt to current as additional scheduled installments became due in the next 12 months.

Total non-current liabilities were $6.9 billion (Q3 2016: $7.4 billion). The main movement was $280 million of long term debt reclassified to current and a $41 million decrease in the carrying value of our Norwegian Kroner (NOK) and Swedish Krona (SEK) denominated bonds related to currency movements.

Over the course of the quarter total net interest bearing debt (including related party debt and net of cash and cash equivalents) was $8.5 billion (Q3 2016: $8.9 billion), reflecting normal quarterly installments.

Total equity was $10.1 billion as at December 31, 2016 (Q3 2016: $9.9 billion), primarily reflecting net income for the quarter.

Cash flow
As at December 31, 2016, cash and cash equivalents were $1.4 billion (Q3 2016: $1.3 billion).

Net cash provided by operating activities for the three month period ended December 31, 2016 was $345 million, net cash provided by investing activities was $75 million, and net cash used in financing activities was $313 million.  Net cash provided by operating activities for the three month period ended September 30, 2016 was $242 million, net cash used in investing activities was $4 million, and net cash used in financing activities was $274 million.

Cost Reduction

Headcount has been reduced from 6,995 at year end 2015 to 5,271 at year end 2016.  Of the 1,724 reduction, 1,393 have been offshore and 331 onshore. Based on the level of commercial activity we see today it is likely that we have reached the minimum number of employees required to run our business safely and efficiently.

Rig and operating costs were reduced from $1.61 billion for full year 2015 to $1.02 billion for full year 2016, a $596 million reduction.  60% of this reduction is related to rigs in operation and 40% is related to idle units.

General and administrative expense has been reduced from $248 million for full year 2015 to $234 million for full year 2016, a $14 million reduction.  We expect G&A excluding restructuring costs to be in the range of $220 million for full year 2017.

Newbuilding Program

We continue to make progress on deferring newbuild deliveries.  During the fourth quarter we have concluded the following agreements:

1.
During October North Atlantic Drilling announced an amendment to the agreement for the West Rigel with Jurong Shipyard Pte Ltd ("Jurong"), which extends the delivery deferral period to January 6, 2017. On January 6, 2017 the delivery deferral period was further extended to June 6, 2017. The extension allows the parties to continue to explore commercial opportunities for the unit. In the event no employment is secured for the unit and no alternative transaction is completed, the Company and Jurong will form a Joint Asset Holding Company for joint ownership of the unit, to be owned 23% by the Company and 77% by Jurong.

2.
During October Sevan Drilling Ltd ("the Company") and Cosco agreed to exercise the third six-month option to extend the deferral agreement to 15 April 2017. Cosco has refunded $26.3 million, or 5% of the contract price, plus other associated costs during the Fourth Quarter of 2016. The final delivery installment has been amended to $499.7 million, representing 95% of the $526.0 million contract price.

We remain in constructive discussions with our shipyards regarding reaching agreements to defer our remaining deliveries further into the future.

Operations
During the fourth quarter economic utilization was 99% (Q3 2016: 95%).  The West Vigilant completed its contract and the West Epsilon contract was cancelled prior to its scheduled completion in December, while the West Castor returned to service.

The fourth quarter status and performance of the Group's delivered rig fleet is as follows:

As at December 31	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	9	5	n/a	14
Operating floaters economic utilization	99%	93%	n/a	96%
Idle floaters	10	3	n/a	13

Operating jack-ups	12	n/a	5	17
Operating jack-up economic utilization	99%	n/a	92%	97%
Idle jack-ups	7	n/a	—	7

Operating tender rigs	n/a	2	n/a	2
Operating tender rigs economic utilization	n/a	99%	n/a	99%
Idle tender rigs	n/a	1	n/a	1

Total operating rigs	21	7	5	33
Total operating rigs economic utilization	99%	94%	92%	97%
Total idle rigs	17	4	—	21
Total rigs	38	11	5	54

Commercial Developments

During the fourth quarter:

•	The jack-up AOD III received a three year contract extension from Saudi Aramco expiring in December 2019. The extension will add approximately $112.5 million in contract backlog.

•	The West Phoenix was awarded a 90 day contract with Total in the UK, West of Shetland. The backlog for the contract is estimated at $17 million.

•
The West Saturn was awarded a one well contract at $225,000 per day with ExxonMobil in Liberia. This was a direct continuation of its contract with ExxonMobil in Nigeria.  This resulted in an estimated total contract backlog increase of $9 million.

•
Cardon IV exercised their option on the West Freedom to extend the non-operating flotel period by three months to March 31, 2017. Operations are expected to recommence on April 1, 2017, and will extend to September 30, 2017, at a rate of $225,000 per day.

•
We agreed to reduce the total remaining contract value on the West Jupiter by $144 million.  The duration of the contract remains unchanged. As part of the agreement, the contract has been amended such that the compensation due in the event Total elects to terminate for convenience would ensure that the Company's backlog remains materially intact. The West Jupiter is currently contracted with Total in Nigeria until December 2019.

Additionally, during the first quarter to date we have concluded the following commercial agreements:

•
The West Phoenix was awarded a one well contract with Nexen Petroleum. The contract will run in direct continuation from its existing contract with Total and the total backlog is estimated to be $17 million.

•	The West Elara was awarded a one well extension plus one option well from Statoil. The backlog for the firm well is estimated to be $10 million.

•
The West Mischief received a contract termination notice from NDC and is expected to end operations in August 2017 as opposed to the original contracted December 2017 date. The total backlog impact is a $9 million decrease.

•	West Cressida was awarded a two month extension of its existing contract with PTTEP Thailand at the original contract day rate of $64,500 per day. The contract now expires in April 2017.

•
SeaMex, the Company's 50% owned JV, agreed a 29 month contract extension at the current contracted day rates for each of the five jack-up rigs contracted with Pemex in Mexico.  Simultaneously SeaMex agreed to provide Pemex with a discount to contracted rates for 22 months effective November 2016.  The net impact on contract backlog for SeaMex was an increase of $580 million.

•
The West Saturn was awarded a one well contract with Ophir Cotê d'Ivoirein Cotê d'Ivoire. Commencement is expected in the second quarter of 2017. Total contract backlog is expected to be approximately $5.5 million based on an estimated contract duration of 35 days.

Seadrill's order backlog as at February 28, 2017 is $2.5 billion, comprised of $1.7 billion for the floater fleet and $0.8 billion for the Jack-up fleet. The average contract duration is 14 months for floaters and 15 months for Jack-ups.

For the Seadrill Group1, the total order backlog is $6.4 billion.

Commercial contract renegotiation discussions continue to advance with some customers and the Company continues to look toward finding commercial agreements that are beneficial to both parties in order to be better positioned for future contract awards.

--------------------------------------
1 Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners LLC and SeaMex Limited.

Market Development

The short to medium term outlook for chartering market continues to be extremely challenging. While tendering activity has continued at increased levels over the past few months, especially in the North Sea, near term drilling programs continue to be largely based on opportunistic spot market activity and a number of oil companies continue to have excess rig capacity on contract.  Available work is fiercely competitive with drilling contractors bidding below cash breakeven in some instances in order to keep rigs active.

On the positive side, the longer term leading indicators appear to be heading in the right direction. While the level of exploration and production capital expenditures are expected to be down again in 2017, more recent surveys of oil companies are reflecting less reduction than was previously anticipated and expenditure increases are still expected for each successive year during the period 2018-2020. Break-even costs for offshore fields have fallen significantly and many more are now at or below current oil prices, which have remained above $50/bbl since the OPEC agreement in early December 2016.

Floaters
Longer term, we believe that deepwater production will be required to meet demand forecasts.  As the effects of multiple years of under-spending and a focus on short cycle / fast decline projects set in, the deepwater barrel will be required to reverse decline curves, replace reserves and meet demand.

We continue to expect utilization to get worse before it gets better as more units become available than are required in the short term.  Scrapping and cold stacking is expected to continue and will partially offset the declining utilization however a meaningful improvement in demand will be required to stabilize the market and eventually improve pricing.

Jack-ups
The jack-up segment is shorter cycle than floaters and tends to bottom earlier and recover faster, all other things being equal.  We expect jack-up utilization levels to be challenged for the foreseeable future due to the significant supply overhang which will not be addressed as quickly as the floater market due to less scrapping activity and a greater order book of new but undelivered units.

Although a recovery may take some time, the jack-up market tends to be more stable since activity is largely driven by development spending in shelf regions and is not as exposed to volatile exploration spending.  So while a pricing recovery may not be forecast in the near term, this segment will continue to provide an element of stability to our overall business.

Restructuring Update

As previously disclosed, we have been engaged in extensive discussions with our secured lenders and potential new money investors, including Hemen Holdings Ltd., regarding the terms of a comprehensive restructuring.  These discussions have also included an ad hoc committee of bondholders.  While the ad hoc committee of bondholders is not presently restricted, they have indicated a willingness to become restricted again in the future if appropriate.  The key goals of the Company's restructuring continue to be building a bridge to a recovery and achieving a sustainable capital structure.

We currently believe that material additional amendments to the terms of the proposed bank amendments will be necessary to raise the required new capital.  Feedback from certain stakeholders and potential new money providers also indicate that a comprehensive and consensual agreement will likely require conversion of our bonds to equity.  Under such circumstances, the new capital raise and any resulting debt conversion would likely result in substantial dilution to current shareholders and potential losses for other financial stakeholders.

Discussions with the banks, potential new money investors, the advisers to the ad hoc committee of bondholders and Hemen Holdings Ltd. continue.  Given timing, however, it will be challenging for the Company to finalize a fully consensual agreement before 30 April 2017, which is the maturity date of the West Eminence facility and also a milestone under the bank facility amendments entered into in April 2016.

Although an extension of these and other dates is possible with the requisite lender consents, we may be unable to obtain an extension on terms acceptable to the Company. In the event a consensual restructuring agreement is not concluded or an agreement to an extension is not reached, we are also preparing various contingency plans, including potential schemes of arrangement or chapter 11 proceedings.

Archer

The Company provides financial support to Archer, a related party, in the form of $278 million in financial guarantees for the benefit of its lenders and $146 million in subordinated loans including accrued interest and fees. As part of the Company's restructuring plan, a proposal has been made to Archer and its lenders to extinguish the guarantees in exchange for a cash payment representing 10% of their face value (approximately $28 million) and to convert the subordinated loans including accrued interest and fees into a new $45 million convertible bond. The Company remains in constructive discussion with Archer and its lenders.

The carrying value of the subordinated loan plus accrued interest and fees on our balance sheet is $43 million as at the end of the fourth quarter, and a $28 million provision has been taken during the fourth quarter to reflect the potential cash settlement of the guarantees.

Guidance

First Quarter 2017

With a number of our units coming off contract and the impact of lower day rates, EBITDA will be lower for the first quarter, at around $250 million.  This is based on first quarter expected operating income of $50 million.

The following units have already or are expected to become idle during the first quarter of 2017:

•	West Saturn
•	West Epsilon

The following units will have lower dayrates compared to the fourth quarter of 2016:

•	West Freedom
•	AOD III

These reductions are expected to be partially offset by the contract commencement of the West Phoenix, and a full quarter of operation for the West Castor.

Operationally, performance in the first quarter of 2017 is strong with 98% utilization quarter to date.

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as at the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and our ability to negotiate and complete a comprehensive restructuring, either on a consensual basis or otherwise.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

February 28, 2017

The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Per Wullf:	Chief Executive Officer and President
Mark Morris:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:
Iain Cracknell
Director of Communications
Seadrill Management Ltd.
+44 (0) 2088 114700

Bell Pottinger +44 (0) 2037 722500

Appendix - Reconciliation of certain underlying financial measures with the reported results

Reconciliation of Operating Income to EBITDA

EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against goodwill. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA. Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its non-GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures.

(In $ million)	Q1 2017 Guidance	Q4 2016	Q3 2016	Q4 2015
Operating income	50	118	247	223
Depreciation and amortization	200	223	194	197
Loss on disposal	—	—	—	93
Loss on fixed asset impairment	—	13	—	—
EBITDA	250	354	441	513

Calculation of Underlying Basic and Diluted Per Share Data

(In $ million)	Q4 2016
Net Income	127
Add back:
Non-cash mark to market movements on derivatives	(16)
Net income excluding non-recurring items and non-cash mark to market movement on derivatives	111
Attributable to NCI	(10)
Attributable to parent	121
Underlying basic and diluted weighted average shares in issue (million)	504
Underlying basic and diluted EPS excluding non-recurring items and non-cash mark to market movement on derivatives ($ per share)	$0.24

Calculation of Net Interest Bearing Debt

(In $ million)	Q4 2016	Q3 2016	Q4 2015
Interest bearing debt
Current portion of long-term debt	3,195	3,136	1,489
Long-term debt	6,319	6,728	9,054
Long-term debt due to related parties	330	334	438
Total interest bearing debt	9,844	10,198	10,981

Cash and cash equivalents	1,368	1,250	1,044

Net interest bearing debt	8,476	8,948	9,937

Reconciliation of Reported to Underlying Figures

(In $ million)	Q4 2016 As reported	Exclusions	Q4 2016 Underlying
Total operating revenue	667	—	667
EBITDA	354	—	354
Margin (%)	53%		53%
Operating income	118	13	131
Net interest bearing debt	8,476	—	8,476

An adjustment has been made to the Q4 2016 reported to exclude the fixed asset impairment of $13 million.

(In $ million)	Q4 2015 As Reported	Exclusions	Q4 2015 Underlying
Total operating revenue	959	—	959
EBITDA	513	—	513
Margin (%)	53%		53%
Operating income	223	93	316
Net interest bearing debt	9,937	—	9,937

Q4 2015 Underlying represents reported numbers adjusted for non-recurring items, for the purposes of comparability. The adjustments made are as follows:

•          Operating loss: exclusion of loss on disposals

(In $ million)	Q3 2016 As reported	Exclusions	Q3 2016 Underlying
Total operating revenue	743	—	743
EBITDA	441	—	441
Margin (%)	59%		59%
Operating income	247	—	247
Net interest bearing debt	8,948	—	8,948

There were no exclusions for Q3 2016.

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and twelve months ended December 31, 2016 and 2015

(In $ millions)		Three Months Ended December 31,		Twelve Months Ended December 31,
		2016	2015	2016	2015
			(Restated)**		(Restated)**
Operating revenues
Contract revenues		576	853	2,850	3,957
Reimbursable revenues		17	37	66	113
Other revenues	*	74	69	253	265
Total operating revenues		667	959	3,169	4,335

Loss on disposals	*	—	(93)	—	(63)
Contingent consideration realized	*	6	19	21	47

Operating expenses
Vessel and rig operating expenses	*	234	369	1,015	1,611
Reimbursable expenses		16	29	61	99
Depreciation and amortization		223	197	810	779
Loss on impairment of fixed assets and goodwill		13	—	13	563
General and administrative expenses	*	69	67	234	248
Total operating expenses		555	662	2,133	3,300

Operating income		118	223	1,057	1,019

Financial items and other income and expense
Interest income	*	26	18	79	67
Interest expense	*	(107)	(98)	(412)	(415)
Loss on impairment of investments		—	(11)	(895)	(1,285)
Share in results from associated companies (net of tax)		112	109	283	192
(Loss)/gain on derivative financial instruments	*	(16)	54	(74)	(150)
Gain on debt extinguishment		—	—	47	8
Foreign exchange gain		34	31	18	63
Gain on sale of tender rig business		—	—	—	22
Other financial items and other income, net	*	(30)	17	(15)	52
Total financial items and other income and (expense), net		19	120	(969)	(1,446)

Income/(loss) before income taxes		137	343	88	(427)

Income tax expense		(10)	(71)	(199)	(208)
Net income/(loss)		127	272	(111)	(635)

Net (loss)/income attributable to the non-controlling interest		(6)	(4)	26	(1)
Net income/(loss) attributable to the parent		133	276	(137)	(634)

Basic income/(loss) per share (US dollar)		0.26	0.56	(0.27)	(1.29)
Diluted income/(loss) per share (US dollar)		0.26	0.56	(0.27)	(1.29)

* Includes transactions with related parties. Refer to Note 17 "Related party transactions".
** Refer to Note 22 "Restatement of previously issued financial statements"
See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and twelve months ended December 31, 2016 and 2015

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
		(Restated)*		(Restated)*

Net income/(loss)	127	272	(111)	(635)
Other comprehensive income/(loss), net of tax:
Change in unrealized gain/(loss) on marketable securities, net	17	(162)	17	(460)
Other than temporary impairment of marketable securities, reclassification to statement of operations	—	11	153	752
Change in unrealized foreign exchange differences	—	(5)	—	(15)
Change in actuarial gain relating to pension	12	3	22	27
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	1	2	1	—
Share of other comprehensive income from associated companies	13	3	10	10
Other comprehensive income/(loss):	43	(148)	203	314

Total comprehensive income/(loss) for the period	170	124	92	(321)

Comprehensive (loss)/income attributable to the non-controlling interest	(1)	(2)	34	7
Comprehensive income/(loss) attributable to the parent	171	126	58	(328)

* Refer to Note 22 "Restatement of previously issued financial statements"
See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at December 31, 2016 and December 31, 2015

(In $ millions)	December 31, 2016	December 31, 2015
		(Restated)*
ASSETS
Current assets
Cash and cash equivalents	1,368	1,044
Restricted cash	75	50
Marketable securities	110	96
Accounts receivables, net	462	718
Amount due from related parties	376	639
Other current assets	325	395
Total current assets	2,716	2,942
Non-current assets
Investment in associated companies	2,161	2,592
Marketable securities	—	195
Newbuildings	1,531	1,479
Drilling units	14,276	14,930
Restricted cash	—	198
Deferred tax assets	12	81
Equipment	41	46
Amount due from related parties non-current	523	517
Assets held for sale - non-current	128	128
Other non-current assets	315	331
Total non-current assets	18,987	20,497
Total assets	21,703	23,439
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,195	1,489
Trade accounts payable	93	141
Short-term amounts due to related parties	83	152
Other current liabilities	1,351	1,560
Total current liabilities	4,722	3,342
Non-current liabilities
Long-term debt	6,319	9,054
Long-term debt due to related parties	330	438
Deferred tax liabilities	112	136
Other non-current liabilities	119	401
Total non-current liabilities	6,880	10,029
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,444,280 outstanding at December 31, 2016 (December 31, 2015, 492,759,940)	1,008	985
Additional paid in capital	3,306	3,275
Contributed surplus	1,956	1,956
Accumulated other comprehensive income/(loss)	53	(142)
Retained earnings	3,242	3,379
Total shareholders' equity	9,565	9,453
Non-controlling interest	536	615
Total equity	10,101	10,068
Total liabilities and equity	21,703	23,439

* Refer to Note 22 "Restatement of previously issued financial statements"
See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the twelve months ended December 31, 2016 and 2015

(In $ millions)	Twelve Months Ended December 31,
	2016	2015
		(Restated)*
Cash Flows from Operating Activities
Net loss	(111)	(635)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	810	779
Amortization of deferred loan charges	45	39
Amortization of unfavorable contracts	(65)	(116)
Gain on sale of tender rig business	—	(22)
Share of results from associated companies	(283)	(192)
Share-based compensation expense	8	7
Gain on disposals and deconsolidations	—	63
Contingent consideration realized	(21)	(47)
Unrealized (gain) / loss related to derivative financial instruments	(67)	(82)
Loss on impairment of fixed assets and goodwill	13	563
Loss on impairment of investments	895	1,285
Dividends received from associated companies	55	253
Net movements in tax	73	29
Unrealized foreign exchange gain on long-term debt	(5)	(95)
Payments for long-term maintenance	(95)	(106)
Gain on debt extinguishment	(47)	(8)
Other, net	(2)	(9)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	256	267
Trade accounts payable	(55)	58
Prepaid expenses/accrued revenue	15	(12)
Deferred revenue	(168)	(95)
Related party receivables	2	65
Related party payables	(35)	(64)
Other assets	42	(22)
Other liabilities	(76)	(115)
Net cash provided by operating activities	1,184	1,788

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

for the twelve months ended December 31, 2016 and 2015

(In $ millions)	Twelve Months Ended December 31,
	2016	2015
		(Restated)*
Cash Flows from Investing Activities
Additions to newbuildings	(52)	(613)
Additions to drilling units and equipment	(84)	(322)
Proceeds from contingent consideration	95	27
Refund of yard installments	53	29
Sale of business, net of cash disposed	—	1,214
Change in restricted cash	(26)	(25)
Investment in associated companies	(16)	(210)
Loans granted to related parties	(120)	(523)
Payments received from loans granted to related parties	283	233
Proceeds from disposal of marketable securities	195	—
Net cash provided by/(used in) investing activities	328	(190)

Cash Flows from Financing Activities
Proceeds from debt and revolving lines of credit	—	1,516
Repayments of debt and revolving lines of credit	(1,054)	(2,999)
Debt fees paid	(31)	(16)
Proceeds from debt to related party	—	143
Repayments of debt to related party	(103)	—
Dividends paid to non-controlling interests	(7)	(14)
Purchase of treasury shares	(10)	—
Cash settlement of restricted stock units	(1)	—
Net cash used in financing activities	(1,206)	(1,370)

Effect of exchange rate changes on cash	18	(15)

Net increase in cash and cash equivalents	324	213
Cash and cash equivalents at beginning of the period	1,044	831
Cash and cash equivalents at the end of period	1,368	1,044

* Refer to Note 22 "Restatement of previously issued financial statements"
See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the twelve months ended December 31, 2016 and 2015

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390
Sale and purchase of treasury shares		10	—	—	—	10	—	10
Share based compensation charge	—	7	—	—	—	7	—	7
Sale of non-controlling interests	—	—	—	—	—	—	(4)	(4)
Other comprehensive income (Restated)*	—	—	—	306	—	306	8	314
Distributions to non-controlling interests	—	—	—	—	—	—	(14)	(14)
Net loss (Restated)*	—	—	—	—	(634)	(634)	(1)	(635)
Balance at December 31, 2015 (Restated)*	985	3,275	1,956	(142)	3,379	9,453	615	10,068

Balance at December 31, 2015 (Restated)*	985	3,275	1,956	(142)	3,379	9,453	615	10,068
Sale and purchase of treasury shares	(8)	(2)	—	—	—	(10)	—	(10)
Share-based compensation charge	—	7	—	—	—	7	—	7
Cash settlement of vested restricted stock units	—	(1)	—	—	—	(1)	—	(1)
Bond conversion	31	27	—	—	—	58	—	58
Other comprehensive income	—	—	—	195	—	195	8	203
Dividend to non-controlling interests in VIEs	—	—	—	—	—	—	(113)	(113)
Net (loss)/income	—	—	—	—	(137)	(137)	26	(111)
Balance at December 31, 2016	1,008	3,306	1,956	53	3,242	9,565	536	10,101

* Refer to Note 22 "Restatement of previously issued financial statements"
See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at December 31, 2016 we owned and operated 38 offshore drilling units, had 13 units under construction and an additional unit classified as held for sale. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The accompanying unaudited interim financial statements have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company's financial statements in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2015. The amounts are presented in United States dollar ("US dollar" or "$") rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2015 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 – Recent accounting pronouncements

Recently adopted accounting standards
In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU was effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities), and for annual periods and interim periods thereafter. The Company has adopted the standard from December 31, 2016.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. Under the ASU, if a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The Company adopted this ASU prospectively to arrangements entered into, or materially modified beginning January 1, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as at the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests held through Related Parties that are under Common Control, which provides VIE guidance on evaluating indirect interests held by related parties under common control. The new guidance changes consolidation conclusions for entities that have already adopted 2015-02 amendments to the consolidation guidance, when a decision maker and its related parties holding an interest in the VIE are under common control. The single decision maker will consider the indirect interest on a proportionate basis.  The Company adopted this ASU effective December 31, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017,  and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is assessing the  impact of this standard update on its consolidated financial statements and related disclosures and expects to adopt the standard from January 1, 2018.  Based on the analysis to date, the Company does not expect the pattern of revenue recognition  under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures. The Company has not yet determined the impact of this Standard update on the financial position, results of operations or cash flows and whether it will early adopt the standard.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016.  The Company is assessing the  impact of this standard update on its consolidated financial statements and related disclosures and expects to adopt the standard from January 1, 2018.  Based on the analysis to date, the Company does not expect the pattern of revenue recognition  under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company expects  the cumulative effect adjustment to opening retained earnings to not be significant, based on the assessment performed to date.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provides more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016.  The Company is assessing the  impact of this standard update on its consolidated financial statements and related disclosures and expects to adopt the standard from January 1, 2018.  Based on the analysis to date, the Company does not expect the pattern of revenue recognition  under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company expects  the cumulative effect adjustment to opening retained earnings to not be significant, based on the assessment performed to date.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The update provides some further guidance on assessing the collectability criteria, presentation of sales tax and other similar taxes collected from customers, non-cash considerations and certain other matters related to transition and technical corrections. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016.  The Company is assessing the  impact of this standard update on its consolidated financial statements and related disclosures and expects to adopt the standard from January 1, 2018.  Based on the analysis to date, the Company does not expect the pattern of revenue recognition  under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company expects  the cumulative effect adjustment to opening retained earnings to not be significant, based on the assessment performed to date.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard's provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the income statement as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after December 15, 2016, with early adoption permitted as at the beginning of an annual period. The Company has evaluated this standard update and plans to adopt the standard from January 1, 2017.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows.  The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 – Segment information

Operating segments
The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following segments:

•
Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

•
Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

•	Other: Primarily consists of rig management services.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Total operating revenue

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
Floaters	458	644	2,212	2,906
Jack-up rigs	186	282	865	1,293
Other	23	33	92	136
Total operating revenue	667	959	3,169	4,335

Depreciation and amortization

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
Floaters	167	147	600	570
Jack-up rigs	56	50	210	208
Other	—	—	—	1
Total	223	197	810	779

Operating income - Net income

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
		Restated		Restated
Floaters	101	117	790	340
Jack-up rigs	27	102	267	664
Other	(10)	4	—	15
Operating income	118	223	1,057	1,019
Unallocated items:
Total financial items and other	19	120	(969)	(1,446)
Income taxes	(10)	(71)	(199)	(208)
Net income	127	272	(111)	(635)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling units and Newbuildings - Total assets

(In $ millions)	As at December 31, 2016	As at December 31, 2015
		Restated
Floaters	11,751	12,189
Jack-up rigs	4,056	4,220
Total Drilling units and Newbuildings	15,807	16,409

Unallocated items:
Assets held for sale	128	128
Investments in associated companies	2,161	2,592
Marketable securities	110	291
Cash and restricted cash	1,443	1,292
Other assets	2,054	2,727
Total assets	21,703	23,439

Capital expenditures – fixed assets

(In $ millions)	Twelve Months Ended December 31,
	2016	2015
Floaters	192	950
Jack-up rigs	35	95
Total	227	1,045

Note 4 - Loss on disposals and contingent consideration

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
Loss on disposals
Loss on disposal of West Polaris to Seadrill Partners	—	—	—	(77)
Gain on SeaMex deconsolidation	—	(5)	—	181
West Mira cancellation	—	—	—	(80)
West Rigel impairment on held for sale	—	(82)	—	(82)
Eminence write offs	—	(5)	—	(5)
Other	—	(1)	—	—
Total loss on disposals	—	(93)	—	(63)

Contingent Consideration realized
Polaris earn out realized	2	15	8	32
Vela earn out realized	4	4	13	15
Total contingent consideration recognized	6	19	21	47

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Disposals for the year ended December 31, 2016

There has been no significant disposal activity in the twelve months ended December 31, 2016.

Disposals for the year ended December 31, 2015

West Rigel

On December 2, 2015, the West Rigel was classified as an asset held for sale.  As at the transfer date the West Rigel held assets at its book value of $210 million and an impairment loss on disposal of $82 million was recognized. Please refer to Note 20 "Assets held for sale" for more details. The expected recoverable value of $128 million is classified as an asset held for sale on the consolidated balance sheet for the period ended December 31, 2015 and December 31, 2016.

Cancellation of the West Mira

On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. ("HSHI"), due to the Shipyard's inability to deliver the unit within the timeframe required under the contract. The carrying value of the newbuild at the date of cancellation was $315 million, which included $170 million of pre-delivery installments paid to HSHI, with the remainder relating to purchased equipment, internally capitalized construction costs and capitalized interest. Under the contract terms, the Company has the right to recoup the $170 million in pre-delivery installments, plus accrued interest.

On October 12, 2015, HSHI launched arbitration proceedings under the contract.  HSHI have claimed that Seadrill's cancellation was a repudiatory breach and claim they were due various extensions of time.  The Company refutes this vigorously, and believes it has the contractual right to recover the $170 million in pre-delivery installments, plus accrued interest and legal costs. The recovery is however now not expected until the conclusion of an arbitration process under English law, which is expected to take up to two years.

Based both on management's assessment of the facts and circumstances, and advice from external counsel, who have been engaged for the arbitration process, the Company believes the recovery of the installment, plus accrued interest, is probable, as defined by US GAAP.  As such, the Company has reclassified from "Newbuildings", a receivable of $170 million plus accrued interest of $29 million, which is presented in "Other non-current assets" on the consolidated balance sheet.  In the twelve months ended December 31, 2016, additional accrued interest of $15 million was recognized. The Company will continue to assess the recoverability throughout the arbitration process.

The Company redeployed a portion of equipment, totaling $48 million, within Seadrill's remaining fleet, and did not write off these amounts. The resulting net loss on disposal recognized was $80 million, which is included in "Loss on disposals" in the consolidated statement of operations.

(In $ millions)	As at September 14, 2015
West Mira book value	315
Less: equipment redeployed	(48)
Net book value disposed	267
Less: Yard installments recoverable	(170)
Less: Interest accrued on installment	(29)
Provisions for onerous commitments	12
Net loss on disposal	80

Disposal of the West Polaris

On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the "Polaris business"), to Seadrill Operating LP ("Seadrill Operating"), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The purchase price consisted of an initial enterprise value of $540 million, less debt assumed of $336 million. The fair value of consideration recognized on disposal was $235 million, which comprised of $204 million of cash consideration, and a working capital adjustment of $31 million, due to the net working capital of the Polaris business being greater than the required working capital prescribed in the sale and purchase agreement.

Additional contingent consideration in the form of a seller's credit of $50 million is also potentially due from Seadrill Partners in 2021, which will carry interest at a rate of 6.5% per annum. The repayment of the seller's credit is contingent on the future re-contracted day rate.  During the three year period following the completion of the current customer contract, the final amount payable will be adjusted downwards to the extent the average re-contracted operating day rate (net of commissions), adjusted for utilization over the period, is less than $450,000 per day. If the rig is off contract during this period, the reduction is equal to $450,000 per day.

In addition, the Company may be entitled to receive further contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450,000 per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in March 2018 and (b) 50% of any day rate earned above $450,000 per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025. In February 2016, the drilling contract with ExxonMobil was amended such that the day rate for the West Polaris was reduced from $653,000 per day to $490,000 per day, effective January 1, 2016.

The Company's accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events.  From the disposal date of the West Polaris on June 19, 2015 to December 31, 2016, the Company has recognized $40 million in contingent consideration, as it became realized, within "Contingent consideration realized" included within operating income in the consolidated statement of operations.

The loss recognized at the time of disposal of the Polaris business was $75 million, after taking into account a goodwill allocation of $41 million. The loss has been presented in the consolidated statement of operations, under "Loss on disposals" included within operating income and attributable to the floaters segment.

The table below summarizes the disposal of the Polaris business:

(In $ millions)	As at June 19, 2015
Initial enterprise value	540
Less: Debt assumed	(336)
Initial purchase price	204

Plus: Working capital adjustment	31
Adjusted initial purchase price	235

Cash	204
Plus: Working capital receivable	31
Fair value of purchase consideration recognized on disposal	235

Less: Net carrying value of assets and liabilities	(269)
Less: Allocated goodwill to subsidiaries	(41)
Initial loss on disposal recognized for the six months ended June 30, 2015	(75)
Measurement period adjustments *	(2)
Loss on disposal recognized for the year ended December 31, 2015	(77)

Contingent consideration realized since disposal	40

*
During the second half of 2015, subsequent to the deconsolidation, certain immaterial measurement period adjustments were made to the values of the net assets as at the date of disposal, which increased the initial loss recognized by $2 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of various agreements between Seadrill and Seadrill Partners LLC entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue to provide management, technical and administrative services to the Polaris business.  See further discussion in Note 17 "Related party transactions" to the consolidated financial statements for details of these services and agreements.

The sale of the Polaris business does not qualify for reporting as a discontinued operation as the sale of the Polaris business is not considered to represent a strategic shift expected to have a major effect on the Company's operations and financial results.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. ("Fintech"), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs ("the jack-up drilling rigs") were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited ("SeaMex"), which was previously 100% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units (the "Disposal Group"), and accordingly the Company has deconsolidated certain entities as at March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value.  The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the Disposal Group from Seadrill.  Seadrill accounts for its 50% investment in the joint venture under the equity method.

Total consideration in respect of the Disposal Group was $1,077 million from SeaMex to Seadrill.  This was comprised of net cash of $586 million, a Seller's credit receivable of $250 million, short term related party receivable balances of $90 million and direct settlement of Seadrill's debt facilities relating to the West Oberon amounting to $150 million.   Subsequently, $162 million of related party balance was received when the West Titania was refinanced.  The Seller's credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019.  See Note 17 "Related party transactions" to the consolidated financial statements for further details on the related party balances.

Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender, West Intrepid and West Titania. See further details in Note 12 "Debt" to the consolidated financial statements.

The total recognized gain on disposal was $186 million, after taking into account a goodwill allocation of $49 million, which has been presented in our consolidated statement of operations, under "Loss on disposals" included within operating income.

The Company has not presented this Disposal Group as a discontinued operation in the consolidated statement of operations as it does not represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes the disposal of SeaMex:

(In $ millions)	As at March 10, 2015
FAIR VALUE OF CONSIDERATION RECEIVED
Net cash consideration received	749
Seller's credit recognized	250
Direct repayment of debt by the JV on behalf of Seadrill	150
Consideration receivable in respect of West Titania	162
Other related party balances payable	(71)
Cash paid to acquire 50% interest in the JV	(163)
Fair value of consideration received	1,077

FAIR VALUE OF RETAINED 50% INVESTMENT IN SEAMEX LIMITED	163

CARRYING VALUE OF NET ASSETS
Current assets
Cash and cash equivalents	40
Deferred tax assets - short term	8
Other current assets	20
Total current assets	68

Non-current assets
Drilling units	969
Deferred tax asset - long term	4
Other non-current assets	86
Goodwill	49
Total non-current assets	1,108
Total assets	1,176

LIABILITIES
Current liabilities
Trade accounts payable	(1)
Other current liabilities	(61)
Total current liabilities	(62)

Non-current liabilities
Other non-current liabilities	(60)
Total non-current liabilities	(60)
Total liabilities	(122)
Carrying value of net assets	1,054

Initial gain on disposal recognized for the six months ended June 30, 2015	186
Measurement period adjustments *	(5)
Gain on disposal recognized for the year ended December 31, 2015	181

In connection with the JV agreement, SeaMex entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management Ltd. provides SeaMex with certain management and administrative services. The services provided by Seadrill Management Ltd. are charged at cost plus management fee of 8% of Seadrill's costs and expenses incurred in connection with providing these services. The agreement can be terminated by SeaMex by providing 120 days written notice.

*
During the second half of 2015, subsequent to the deconsolidation, certain immaterial measurement period adjustments were made to the values of the net assets as at the date of deconsolidation, which reduced the initial gain recognized by $5 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Taxation

The effective tax rate for the twelve months ended December 31, 2016 and 2015 (Restated) was 226.1% and (48.7)%, respectively. The income tax expense decreased $9 million for the twelve months ended December 31, 2016 as compared to the twelve months ended December 31, 2015 (Restated).  The decrease in tax expense is primarily attributable to lower operating income excluding the loss on impairment of fixed assets and goodwill and various prior period adjustments. The decrease is partially offset by recognition of liabilities related to uncertain tax positions.

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
		Restated		Restated
Net income/(loss) attributable to the parent	133	276	(137)	(634)
Less: Allocation to participating securities	(1)	(1)	—	—
Net loss available to shareholders	132	275	(137)	(634)
Effect of dilution	—	—	—	—
Diluted net loss available to shareholders	132	275	(137)	(634)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
		Restated		Restated
Basic earnings per share:
Weighted average number of common shares outstanding	504	493	501	493
Diluted earnings per share:
Weighted average number of common shares outstanding	504	493	501	493
Effect of dilutive share options	—	—	—	—
Effect of dilutive convertible bonds	—	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	504	493	501	493

Basic income/(loss) per share (US dollar)	0.26	0.56	(0.27)	(1.29)
Diluted income/(loss) per share (US dollar)	0.26	0.56	(0.27)	(1.29)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in the consolidated statement of other comprehensive income (OCI).

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the consolidated balance sheet:

	As at December 31, 2016
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
SapuraKencana	—	—	—
Seadrill Partners - Common units	93	17	110
Total marketable securities	93	17	110

	As at December 31, 2015
		Restated
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
SapuraKencana	195	—	195
Seadrill Partners - Common units	247	(151)	96
Total marketable securities	442	(151)	291

Marketable securities and changes in their carrying value are as follows:

	Twelve Months Ended December 31, 2016
(In $ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	—	—	—	—	195	—	—
Seadrill Partners - Common units	—	—	17	—	—	—	(153)
Total change	—	—	17	—	195	—	(153)

	Twelve Months Ended December 31, 2015
				Restated
(In $ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	—	—	—	(130)	—	—	(178)
Seadrill Partners - Common units	—	—	—	(330)	—	—	(574)
Total change	—	—	—	(460)	—	—	(752)

SapuraKencana
During the period ending September 30, 2015, management determined that the investment in SapuraKencana was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result the Company has impaired the investment, recognizing an impairment charge of $167 million within "Loss on impairment of investments." This impairment charge represents a reclassification of losses previously recognized within OCI. The amount reclassified out of accumulated other comprehensive income into earnings was determined on the basis of average cost.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On April 27, 2016, the Company sold its entire shareholding in SapuraKencana for proceeds of $195 million, net of transaction costs. In the period ending March 31, 2016 we recognized a net impairment charge to bring the carrying value of the asset to the realized value of $195 million. The resulting net impairment was a loss of $11 million, which is recognized within "Loss on impairments of investments" in the consolidated statement of operations.

Seadrill Partners - Common Units

The Company's ownership interest in Seadrill Partners' common units is 28.6% of total outstanding units as at December 31, 2016.

Seadrill deconsolidated Seadrill Partners in January 2014, recognizing its investment in common units at market value of $30.60. Seadrill also purchased further units in 2014 at a similar price. From October 2014 the share price began to fall to a position as at  December 31, 2016, where the market price was at $4.20.

In September 2015, the Company recognized an other than temporary impairment charge of $574 million on Seadrill Partners Common Units.

During the period between September 30, 2015 and September 30, 2016, Seadrill Partners' unit price fell by approximately 62%, on both a spot price and trailing three-month average basis.  At September 30, 2016, management determined that the investment in Seadrill Partners' common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost.  As a result the Company has further impaired the investment, recognizing an impairment charge of $153 million within "Loss on impairment of investments". This impairment charge includes a reclassification of current period and historical fair value losses previously recognized within OCI. The amount reclassified out of accumulated other comprehensive income in the consolidated balance sheet into earnings in the consolidated statement of operations was determined on the basis of average cost.

As at December 31, 2016 an accumulated unrealized gain of $17 million has been recognized in accumulated other comprehensive income, which represents the increase in Seadrill Partners common unit price from $3.53 at September 30, 2016 to $4.20 at December 31, 2016.

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these consolidated financial statements:

(In $ millions)	As at December 31, 2016	As at December 31, 2015
		Restated
Seabras Sapura Participacoes	47	29
Seabras Sapura Holdco	227	158
Itaunas Drilling	—	3
Camburi Drilling	—	6
Sahy Drilling	—	4
Seadrill Partners - Total direct ownership interests	1,530	1,769
Seadrill Partners - Subordinated units	157	293
Seadrill Partners - Seadrill member interest and IDRs*	64	137
SeaMex Ltd	136	193
Total investment in associated companies	2,161	2,592

* The Seadrill Partners - Seadrill member interest and Incentive Distribution Rights ("IDRs") are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and are not subsequently remeasured.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seadrill Partners

Equity method investments

The Company holds investments in both subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method.  The fair value of these investments is not readily determinable, as they are not publicly traded.  These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014 and therefore categorized at level three on the fair value hierarchy. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In September 2015 the Company impaired the investments and recognized an other than temporary impairment charge of $125 million on subordinated units and $302 million on direct ownership interests.

Seadrill Partners' unit price has fallen from approximately $9.40 per unit in October 2015 to $3.53 at September 30, 2016 as a result of further deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector in which Seadrill Partners operates. During the twelve months between September 30, 2015 and September 30, 2016, Seadrill Partners' unit price fell by approximately 62%, on both a spot price and trailing three month average basis.  Whilst the investments in Seadrill Partners held under the equity method are not publicly traded, the reduction in value of the publicly traded units is considered an indicator of impairment.  The Company has determined the length and severity of the reduction in value of the traded units to be representative of an other than temporary impairment.

As such the Company has measured and recognized an other than temporary impairment of the subordinated units and direct ownership interests as at September 30, 2016.

The fair value of these investments was derived using an income approach, which discounts future free cash flows ("DCF model").  The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions.  The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5%.  The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.  The implied valuation of Seadrill Partners derived from the DCF model was crosschecked against the market price of Seadrill Partners' common units. Due to the significant influence the Company has on Seadrill Partners, there is in implied significant influence premium, which represents the additional value the Company would place over and above the market price of Seadrill Partners in order to maintain this significant influence. This is similar in thought to an implied control premium.  The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry.  The Company deems the implied control premium to be reasonable in the context of the data considered.

As at September 30, 2016, the carrying value of the subordinated units was found to exceed the fair value by $180 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $400 million.  The company recognized this impairment of the investments within "Loss on impairment of Investments" in the Statement of Operations.

After this 'other than temporary' impairment of its investments in Seadrill Partners in the quarter ended September 30, 2016 and its associated impact on the basis difference, a new amortization of basis difference was re-calculated during the quarter ended December 31, 2016 of $4 million.

The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Cost method investments

The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights "IDRs" of Seadrill Partners.  The Seadrill member interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company's interest in the Seadrill member and the attached IDRs at deconsolidation in January, 2014, was determined using a Monte Carlo simulation method ("Monte Carlo model"). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as at the deconsolidation date. In the period ending September 30, 2015 the Company impaired the investments and recognized an impairment charge of $106 million on the IDRs.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2016, the reduction in value of the Seadrill Partners common units was determined to be an indicator of impairment of the Seadrill member interest. The fair value was determined using the Monte Carlo model, updated for applicable assumptions as at September 30, 2016. The carrying value of the investment was found to exceed the fair value by $73 million.  The Company has recognized this impairment within "Loss on impairment of Investments" in the consolidated statement of operations.

The assumptions used in the Monte Carlo model were derived from both observable and unobservable inputs (classified as level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

For the three months ended December 31, 2016, no other than temporary impairment has been identified.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by the Company, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling rigs, and accordingly the Company deconsolidated these entities as at March 10, 2015, and recognized its retained 50% investment in the joint venture at fair value. See Note 4 "Loss on disposals and contingent consideration" to the consolidated financial statements for further details.

The deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates is considered to be an indicator of impairment. The Company has determined the length and severity of the deterioration of market conditions to be representative of an other than temporary impairment. As such the Company measured and recognized an other than temporary impairment of the investment in SeaMex as at September 30, 2016.

The fair value was derived using the DCF model.  The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates.  The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 11%.  The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.

As at September 30, 2016 the carrying value of the investment was found to exceed the fair value by $76 million.  The Company recognized this impairment of the investments within "Loss on impairment of investments" in the consolidated statement of operations.

For the three months ended December 31, 2016, no other than temporary impairment has been identified.

The assumptions used in the DCF model were derived from unobservable inputs (level three) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Itaunas Drilling, Camburi Drilling, and Sahy Drilling

Itaunas Drilling BV, Camburi Drilling BV and Sahy Drilling BV are joint ventures which are currently constructing three drillships. The joint ventures are owned 70% by Sete International (a subsidiary of Sete Brasil Participacoes SA) and 30% by the Company.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the twelve months ended December 31, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, the Company recognized an other than temporary impairment of $13 million to write down the value of these investments to $nil. The Company has recognized this impairment within "Loss on impairment of investments" in the consolidated statement of operations.

The table below summarizes the total impairments made during the twelve months ended December 31, 2016:

(In $ millions)	Twelve Months Ended December 31, 2016
Impairments of Investment in Associated Companies
Seadrill Partners - Total direct ownership investments	400
Seadrill Partners - Subordinated units	180
Seadrill Partners - Seadrill member interest and IDRs	73
SeaMex	76
Itaunas Drilling, Camburi Drilling, and Sahy Drilling	13
Total impairment of investment in associated companies	742

Impairments of marketable securities (refer to Note 7)
Seadrill Partners - Common units	153
Total impairment of marketable securities investments (reclassification from OCI)	153

Total impairment of investments	895

Note 9 – Newbuildings

(In $ millions)	As at December 31, 2016	As at December 31, 2015
Opening balance	1,479	2,030
Additions (1)	52	661
Transfers to drilling units (2)	—	(725)
Reclassification to non-current assets (3)	—	(199)
Disposals (3)	—	(78)
Reclassification to assets held for sale (4)	—	(210)
Closing balance	1,531	1,479

(1)	Additions of $52 million in the year to December 31, 2016 is predominantly due to capitalized interest.

(2)	Transfers to drilling units represents the capitalization of the West Carina on delivery

(3)
On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. Please refer to Note 4 "Loss on disposals and contingent consideration" for more details.

(4)
On December 2, 2015, the West Rigel was classified as an asset held for sale. As at the transfer date the West Rigel held assets at its book value of $210 million. Please refer to Note 20 "Assets held for sale" to the consolidated financial statements, included herein, for more details.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Sevan Developer

In October 2014, the Sevan entered an agreement with Cosco to defer the delivery date of the Sevan Developer for twelve months with four subsequent options to extend the date for further periods of six months, until October 2017. Refund guarantees have been provided for the full deferral period. Sevan has the option to cancel the construction contract on each of the deferred delivery dates.  Cosco will, in such case, refund the remaining installments paid under the construction contract. Cosco provided Sevan security through bank refund guarantees, effective for the 36 month potential deferral period beginning in October 2014.

On October 30, 2015, Sevan and Cosco agreed to exercise the first deferral option to extend the delivery date to April 15, 2016. As part of the extension, $26.3 million, or 5% of the contract price, was refunded to Sevan plus associated costs.

On April 15, 2016, Sevan and Cosco agreed to exercise the second deferral option to extend the delivery date to October 15, 2016. As part of the extension, $26.3 million, or 5% of the contract price, was refunded to Sevan plus associated costs.

On October 15, 2016, Sevan and Cosco agreed to exercise the third deferral option to extend the delivery date to April 15, 2017. As part of the extension, $26.3 million, or 5% of the contract price, was refunded to Sevan plus associated costs. The final delivery installment has been amended to $499.7 million, representing 95% of the $526.0 million contract price.

Sevan Developer will remain in China at the Cosco Shipyard and the Company will continue marketing the rig for an acceptable drilling contract where financing can be obtained to allow delivery.

Note 10 – Drilling units

(In $ millions)	As at December 31, 2016	As at December 31, 2015
Cost	17,766	17,606
Accumulated depreciation	(3,477)	(2,676)
Impairment	(13)	—
Net book value	14,276	14,930

The depreciation expense on drilling units was $220 million and $801 million for the three and twelve months ended December 31, 2016, and $194 million and $765 million for the three and twelve months ended December 31, 2015.

In addition the depreciation expense on equipment was $3 million and $9 million for the three and twelve months ended December 31, 2016, and $3 million and $14 million for the three and twelve months ended December 31, 2015.

Note 11 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:

(In $ millions)	Year ended December 31, 2016	Year ended December 31, 2015
Opening balance
Goodwill	795	836
Accumulated impairment losses	(795)	(232)
Total opening goodwill	—	604

Disposals and deconsolidations (see Note 4)	—	(41)
Impairment of goodwill	—	(563)

Closing balance
Goodwill	795	795
Accumulated impairment losses	(795)	(795)
Total closing goodwill	—	—

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2015, after a 43% decline in the Seadrill closing spot price over a three month period, a goodwill impairment test was conducted. This resulted in the Company recognizing an impairment loss of $563 million relating to the floaters reporting unit which represented all of the goodwill attributable to that reporting unit. Following the impairment the Company no longer retains any goodwill balance. The impairment is a result of deteriorating market conditions and the Company's outlook on expected conditions through the current down-cycle. The impairment charge was allocated between the parent and non-controlling interests based upon the non-controlling interests' share in each drilling unit within the floater segment. The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units. The percentage non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests. The total impairment allocated to the non-controlling interest was $95 million.

The estimated fair value of the reporting unit was derived using an income approach, using discounted future free cash flows (DCF model). The Company's estimated future free cash flows are primarily based on its expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 10%.

The assumptions used in the Company's estimated cash flows were derived from unobservable inputs, and are therefore categorized at level three on the fair value hierarchy and based on management's judgments and assumptions available at the time of performing the impairment test.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debt

(In $ millions)	As at December 31, 2016	As at December 31, 2015
Credit facilities:
$2,000 facility (North Atlantic Drilling)	1,033	1,200
$400 facility	190	240
$440 facility	190	224
$1,450 facility	353	393
$360 facility (Asia Offshore Drilling)	237	273
$300 facility	162	186
$1,750 facility (Sevan Drilling)	945	1,085
$450 facility	278	344
$1,500 facility	1,219	1,344
$1,350 facility	1,046	1,181
$950 facility	622	688
$450 facility (2015)	175	215
Total credit facilities	6,450	7,373

Loans contained within VIEs:
$375 facility	279	256
$390 facility	248	221
$475 facility	356	354
Total Loans contained within VIEs	883	831

Unsecured bonds:
NOK 1,800m bond	210	203
$ 1bn bond	843	948
$ 500m bond	479	479
NOK 1,500m bond (NADL)	165	161
$ 600m bond (NADL)	413	413
SEK 1,500 bond	165	177
Total unsecured bonds	2,275	2,381

Other credit facilities with corresponding restricted cash deposits	—	76
Total debt principal	9,608	10,661
Less: current portion of debt principal	(3,230)	(1,526)
Long-term portion of debt principal	6,378	9,135

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the debt issuance costs that are netted against the current and long-term debt for each of the periods presented:

Outstanding debt as at December 31, 2016
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	3,230	(35)	3,195
Long-term debt	6,378	(59)	6,319
Total	9,608	(94)	9,514

Outstanding debt as at December 31, 2015
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,526	(37)	1,489
Long-term debt	9,135	(81)	9,054
Total	10,661	(118)	10,543

The outstanding debt as at December 31, 2016 is repayable as follows:

(In $ millions)	Year ended December 31,
2017	3,230
2018	2,480
2019	2,893
2020	1,005
Total debt principal	9,608

The movement in debt instruments above are largely due to scheduled principal repayments unless otherwise detailed below.

The significant developments relating to the Company's debt in the twelve months ended December 31, 2016 are explained below.

Bond conversion

In May 2016, Seadrill Limited entered into a privately negotiated exchange agreement with certain holders of its outstanding 5 5/8% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company agreed to issue a total of 8,184,340 new shares of its common stock, par value $2.00 per share, in exchange for $55.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on May 20, 2016, upon which the Company had a total of 500,944,280 shares of its common stock issued and outstanding.

In June 2016, Seadrill Limited entered into a privately negotiated exchange agreement with certain holders of its outstanding 5 5/8% (subsequently increased to 6.125%) Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company agreed to issue a total of 7,500,000 new shares of its common stock, par value $2.00 per share, in exchange for $50.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended. Settlement occurred on June 13, 2016, upon which the Company had a total of 508,444,280 shares of its common stock issued and outstanding.

As a result of the exchange the Company recorded a $47 million gain on debt extinguishment which has been included within other financial items in the Company's consolidated statement of operations.

Loans contained within the Ship Finance Variable Interest Entities ("VIEs")

During the twelve months ended December 31, 2016, the three VIEs that we consolidate in our financial statements, SFL Hercules Ltd, SFL Deepwater Ltd and SFL Linus Ltd, each drew down $50 million on the revolving credit tranches of their respective $375 million term loan, $390 million term loan and $475 million term loan. Subsequently the VIE's repaid balances with Ship Finance, a related party to Seadrill, thus reducing the consolidated related party net debt.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Covenants contained in our debt facilities

The full list of the Company's covenants are disclosed in the annual report on 20-F for the year ended December 31, 2015.

April 2016 amendments to senior secured credit facilities

On April 28, 2016, the Company executed temporary amendment agreements in respect of all of its senior secured credit facilities. The Company also executed maturity extension agreements in respect of three senior secured credit facilities maturing in the near term. The key terms and conditions of these agreements are as follows:

•	Extensions:
◦
$450 million senior secured credit facility: The maturity of the $450 million senior secured credit facility, relating to the West Eminence rig, has been extended from June 20, 2016 to December 31, 2016.

On November 16, 2016 the Company reached an agreement with 100% of the lenders under the West Eminence facility and the requisite majority of lenders under all of its other bank facilities to extend the West Eminence facility maturity date from December 31, 2016 to April 30, 2017. As a result of the extension a further installment was paid in December 2016 for $13.2m. The outstanding balance on the credit facility of $278 million is classified as a short term debt facility in the consolidated balance sheet as at December 31, 2016.

◦
$400 million senior secured credit facility: The maturity of the $400 million senior secured credit facility, relating to jack-up rigs West Cressida, West Callisto, West Leda and West Triton, has been extended from December 8, 2016 to May 31, 2017. The outstanding balance on the credit facility of $190 million is classified as a short term debt facility in the consolidated balance sheet as at December 31, 2016.

◦
$2 billion Senior Secured Credit Facility: The maturity of the $2 billion senior secured credit facility of our majority-owned subsidiary North Atlantic Drilling Limited (NADL) has been extended from April 15, 2017 to June 30, 2017. The outstanding balance on the credit facility of $1,033 million is classified as a short term debt facility in the consolidated balance sheet as at December 31, 2016.

•	Key amendments and waivers:
◦
Equity ratio: The Company is required to maintain a total equity to total assets ratio of at least 30.0%.  Prior to the amendment, both total equity and total assets were adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017.

•
Leverage ratio: The Company is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017.  The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 30, 2017.

•
Minimum-value-clauses: The Company's secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses ("MVC"), which could require the Company to prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels.  This covenant has been suspended until June 30, 2017.

•	Minimum Liquidity: The Company has previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

•	Additional undertakings:
◦
Further process: The Company has agreed certain undertakings on a temporary basis while further discussions with its lenders under its senior secured credit facilities remain ongoing. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

◦	Restrictive undertakings: The Company has agreed to additional near-term restrictive undertakings applicable during this process, including limitations in respect of:
▪	dividends, share capital repurchases and new total return swaps;
▪	incurrence of certain indebtedness;
▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;
▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;
▪	acquisitions;
▪	dispositions;
▪	prepayment, repayment or repurchase of any debt obligations;
▪	granting security; and
▪	payments in respect of newbuild drilling units
in each case, subject to limited exceptions.

•	Other changes and provisions:
◦	Undrawn availability: The Company has agreed to refrain from borrowing any undrawn commitments under its senior secured credit facilities.
◦	Fees: The Company has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.

The Company is in compliance with all covenants as at December 31, 2016.

Note 13 – Common shares

	As at December 31, 2016		As at December 31, 2015
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	508,763,020	1,017	493,078,680	986
Treasury shares held by the Company	(4,318,740)	(9)	(318,740)	(1)
Outstanding common shares in issue	504,444,280	1,008	492,759,940	985

During the year ended December 31, 2016, as a result of the share-for-debt exchange the number of common shares outstanding in the Company increased by 15,684,340 shares. Refer to Note 12  "Debt" for additional information.

On September 5, 2016 the Company repurchased 4,000,000 shares in settlement of its total return swap agreements. This was completed at a strike price of NOK 20.30. Refer to Note 15  "Risk management and financial instruments"  for additional information.

Note 14 – Accumulated other comprehensive income

Accumulated other comprehensive income as at December 31, 2016 and December 31, 2015 was as follows:
(In $ millions)	As at December 31, 2016	As at December 31, 2015
		Restated
Unrealized gain / (loss) on marketable securities	17	(151)
Unrealized gain on foreign exchange	36	36
Actuarial loss relating to pension	(23)	(38)
Share in unrealized gains from associated companies	23	11
Accumulated other comprehensive income/(loss)	53	(142)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The unrealized gain on marketable securities relates to the accumulated gains on the Company's investment in Seadrill Partners Common Units as at December 31, 2016. Refer to Note 7 "Marketable securities"  for further information. The unrealized loss as at  December 31, 2015 relates to the accumulated gains and losses on the investments in Seadrill Partners Common Units.

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is $nil.  The income tax benefit on actuarial loss relating to pension is $1 million as at December 31, 2016 and $8 million as at December 31, 2015.

Note 15 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK and SEK denominated debt. There is a potential that currency and interest rate fluctuations may have a positive or negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds may be placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without risking exposure to fluctuating interest rates. Surplus funds are generally placed into fixed or overnight deposits with banks. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting
At December 31, 2016 the Company had interest rate swap agreemen ts with an outstanding principal of $6,372 million (December 31, 2015: $7,266 million). The agreements have maturity dates between June 2017 and January 2027, swapping the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.82%. In addition we have one interest rate swap agreement with an outstanding principal of $162 million (December 31, 2015: $178 million) under which we pay a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss/(gain) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at December 31, 2016 amounted to a gross liability of $64 million, a net liability of $41 million due to master netting agreements with our counterparties, and an asset of $4 million (December 31, 2015: a gross liability of $120 million, a net liability of $98 million and an asset of $2 million). The fair value of the interest rate swaps are classified as either "Other current liabilities" or "Other current assets" in the consolidated balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At December 31, 2016 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2015: $807 million) with maturity dates between March 2018 and March 2019, swapping the floating element of interest as well as fluctuations in exchange rates on our facilities for fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss/(gain) on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at December 31, 2016 amounted to a gross and net liability of $194 million (December 31, 2015: gross and net liability of $193 million). The fair value of the cross currency interest swaps are classified as "Other current liabilities" in the consolidated balance sheet.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate swaps agreements qualified for hedge accounting

A Ship Finance subsidiary consolidated by the Company as a Variable Interest Entity ("VIE") (refer to Note 16 "Variable Interest Entities") has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in OCI. Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as at December 31, 2016.

Variable interest entity	Outstanding principal as at	Receive rate	Pay rates	Length of contracts
	December 31, 2016
	(In $ millions)
SFL Linus Limited (West Linus)	176	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at December 31, 2016 amounted to a liability of $1 million (December 31, 2015: liability of $2 million), classified as "Other non-current liabilities" in the consolidated balance sheet.

In the twelve months ended December 31, 2016, the VIE Ship Finance subsidiary recorded $1.1 million fair value gains (twelve months ended December 31, 2015: $0.2 million fair value gains). Any such gains or losses recorded by the VIE in OCI are allocated to non-controlling interests in our consolidated statement of changes in equity due to their ownership by Ship Finance.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the twelve months ended December 31, 2016 (twelve months ended December 31, 2015: no fair value gain or loss). The net interest paid on these swaps for the twelve months ended December 31, 2016 was $2 million (twelve months ended December 31, 2015: net interest of $3 million).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars.  The Company's reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified for hedge accounting

As at December 31, 2016 the Company had no outstanding forward currency agreements.

Other derivative agreements

Total Return Swap Agreements (TRS)

On September 5, 2016, the Company settled TRS agreements for 4,000,000 Seadrill Limited shares at a strike price of NOK 20.30. As at December 31, 2016 there were no outstanding TRS agreements (December 31, 2015: outstanding TRS agreements for 4,000,000 shares amounting to a liability of $9 million).

SapuraKencana financing agreements

In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity investment in SapuraKencana, in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements had a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum.

On July 8, 2015, the Company amended the financing arrangement relating to its equity investment in SapuraKencana and extended the agreement to July 2018. The total financing was reduced by $90 million to $160 million, and the corresponding restricted cash held as collateral of $93 million was settled against the liability. In addition the interest rate increased to LIBOR plus 2.6%. As at December 31, 2015, the Company had associated restricted cash of $160 million due to the significant fall in the share price of SapuraKencana.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As part of these agreements, all of the shares which we owned in SapuraKencana were pledged as security, the value of which as at December 31, 2015 was $195 million, and was presented as a long term marketable security on the balance sheet. The unrealized gains and losses resulting from measuring the fair value of these contracts as at December 31, 2015 were a gross asset of $135 million and gross liability of $135 million, which were offset in the consolidated balance sheet and consolidated statement of operations as these agreements met the criteria for offsetting. The $160 million received as a prepayment to Seadrill was included in other long-term liabilities as at December 31, 2015.

On February 24, 2016, the Company elected to exercise the optional termination notice under the prepaid forward and equity swap agreements, and the corresponding liability of $160 million and restricted cash of $160 million were settled, and the pledged security was released.

Realized and unrealized gains and losses

The total realized and unrealized gains and losses recognized in the consolidated statement of operations relating to above derivative arrangements for the three and twelve months ended December 31, 2016 and 2015 are as follows:

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
(Losses)/gains recognized in the consolidated statement of operations relating to derivative financial instruments	2016	2015	2016	2015
		Restated		Restated
Interest rate swap agreements not qualified as hedge accounting	43	48	(48)	(104)
Cross currency interest rate swaps not qualified as hedge accounting	(60)	14	(20)	(7)
Foreign currency forwards not qualified as hedge accounting	1	1	—	(9)
TRS agreements	—	(9)	(6)	(27)
Other	—	—	—	(3)
(Loss)/gain on derivative financial instruments	(16)	54	(74)	(150)

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments as at December 31, 2016 and December 31, 2015 were as follows:

	As at December 31, 2016		As at December 31, 2015
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1,368	1,368	1,044	1,044
Restricted cash	75	75	248	248
Related party loans receivable - short term	174	174	371	371
Related party loans receivable - long term	487	487	464	464
Liabilities
Long-term floating rate debt (including the current portion)	6,542	7,333	8,204	8,204
Current portion of fixed rate CIRR loans	—	—	33	33
Long term portion of fixed rate CIRR loans	—	—	43	43
Fixed interest bonds - short term	432	843	—	—
Fixed interest bonds - long term	334	892	944	1,840
Floating interest bonds - long term	223	540	283	541
Related party fixed rate debt - long term	242	415	415	415

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).

Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, SeaMex, Seabras Sapura and Archer are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 17  "Related party transactions" for further information.

The fair value of the current and long-term portion of floating rate debt is derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10.2% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loan is equal to its carrying value, as it is matched with an equal balance of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2016 and December 31, 2015. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2016 and December 31, 2015. We have categorized this at level 1 on the fair value measurement hierarchy.

The related party fixed rate debt relates to the loans provided by Ship Finance to the Company's VIE's totaling $415 million. The fair value of the loans provided by Ship Finance to the Company's VIE's are derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10.2% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 17 "Related party transactions" for further information.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements as at the reporting date using
	Total fair value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
(In $ millions)	As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	110	110	—	—
Interest rate swap contracts – short term receivable	4	—	4	—
Total assets measured at fair value on a recurring basis	114	110	4	—

Liabilities:
Interest rate swap contracts – short term payable	41	—	41	—
Interest rate swap contracts – long term payable	1	—	1	—
Cross currency swap contracts – short term payable	194	—	194	—
Total liabilities measured at fair value on a recurring basis	236	—	236	—

		Fair value measurements as at the reporting date using
	Total fair value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
(In $ millions)	As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)
	Restated
Assets:
Marketable securities	291	291	—	—
Interest rate swap contracts – short term receivable	2	—	2	—
Total assets measured at fair value on a recurring basis	293	291	2	—

Liabilities:
Interest rate swap contracts – short term payable	98	—	98	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	193	—	193	—
Other derivative instruments – short term payable	9	—	9	—
Total liabilities measured at fair value on a recurring basis	302	—	302	—

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques, using the income method approach, applied to contracted cash flows, expected forecast LIBOR, NIBOR and STIBOR interest rates, and counterparty non-performance credit risk assumptions as at December 31, 2016.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Note 16 – Variable Interest Entities (VIEs)

As at December 31, 2016, the Company leased two semi-submersible rigs, and one jack-up rig from Ship Finance VIEs under capital leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as at December 31, 2016:

Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus*	June 2013	600	370	June 2018	170	June 2028

* Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's consolidated balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated financial statements. At December 31, 2016 and at December 31, 2015 the units are reported under drilling units in the Company's consolidated balance sheet.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The bareboat charter rates are set on the basis of a base LIBOR interest rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the base LIBOR interest rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2016	2017	2018	2019	2020	2021
West Taurus	165	158	158	144	143	136
West Hercules	179	170	166	143	141	135
West Linus	222	222	222	173	140	140

The assets and liabilities in the financial statements of the VIEs as at December 31, 2016 and as at December 31, 2015 are as follows:

	As at December 31, 2016			As at December 31, 2015
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	365	360	483	394	394	530
Other assets	6	6	—	6	7	—
Total assets of the VIEs	371	366	483	400	401	530

Short-term interest bearing debt	23	28	51	23	28	51
Long-term interest bearing debt	226	251	305	198	229	302
Other liabilities	3	1	2	3	1	2
Short-term debt due to related parties	—	—	—	—	—	23
Long-term debt due to related parties	119	86	125	137	125	125
Total liabilities of the VIEs	371	366	483	361	383	503
Equity of the VIEs	—	—	—	39	18	27

Book value of units in the Company's consolidated financial statements	409	537	537	434	571	559

The Company presents balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at December 31, 2016, the Company has presented receivable balances (current assets) of $26 million related to SFL Deepwater Ltd, $59 million related to SFL Hercules Ltd, and $nil related to SFL Linus Ltd against "Long-term debt due to related parties" within "Nnon-current liabilities" in the consolidated balance sheet. As at December 31, 2015, the balances offset were $8 million related to SFL Deepwater Ltd, $20 million related to SFL Hercules Ltd, and $nil related to SFL Linus Ltd.

In the period ended December 31, 2016 the VIEs declared and paid dividends totaling $113 million (December 31, 2015: $nil).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Related party transactions

Seadrill Partners

The net income/(expenses) with Seadrill Partners for the three and twelve months ended December 31, 2016 and 2015 were as follows:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
Management fees charged to Seadrill Partners - Other revenues (a) and (b)	20	32	65	75
Rig operating expenses charged to Seadrill Partners - Other revenues (c)	6	16	25	29
Contingent consideration realized (k)	6	19	21	47
Insurance premiums charged to Seadrill Partners (d)	3	5	16	20
Rig operating costs charged by Seadrill Partners (e)	(4)	(3)	(11)	(13)
Bareboat charter arrangements (f)	3	1	10	(2)
Interest expenses charged to Seadrill Partners (g)	2	4	12	16
Related party inventory purchases	—	—	(1)	—
Interest recognized on deferred consideration receivable (k)	1	2	5	8
Derivatives recharged to Seadrill Partners (h)	(6)	(5)	1	10
Net related party income from Seadrill Partners	31	71	143	190

Receivables/(payables) with Seadrill Partners and its subsidiaries as at December 31, 2016 and December 31, 2015 consisted of the following:

(In $ millions)	As at December 31, 2016	As at December 31, 2015
Rig financing and loan agreements (i)	160	197
$109.5 million Vendor financing loan (j)	—	110
Deferred consideration receivable (k)	61	96
Other receivables (l)	186	355
Other payables (l)	(77)	(179)

The following is a summary of the related party agreements with Seadrill Partners:

(a, b) Management, administrative, and technical service agreements

Income recognized under the management, administrative and technical service agreements for the twelve months ended December 31, 2016 were a total of $65 million (twelve months ended December 31, 2015: income of $75 million).

(c) Rig operating costs charged to Seadrill Partners

Seadrill has charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris operating in Angola in 2016 and 2015 and the West Vencedor which operated in Angola in 2015.  The total other revenues earned for the twelve months ended December 31, 2016 were $25 million (twelve months ended December 31, 2015: $29 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(d) Insurance premiums

The Company negotiates insurance for drilling units on a centralized basis. The total insurance premiums related to Seadrill Partners drilling units charged to Seadrill Partners for the twelve months ended December 31, 2016 were $16 million (twelve months ended December 31, 2015: $20 million).

(e) Rig operating costs charged by Seadrill Partners

Seadrill Partners has charged to Seadrill, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter and West Saturn drilling rigs operating in Nigeria.  The total rig operating expenses incurred for the twelve months ended December 31, 2016 were $11 million (twelve months ended December 31, 2015: $13 million).

(f) Bareboat charter arrangements

In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to Seadrill of the bareboat charters for the twelve months ended December 31, 2016 was net revenue of $10 million (twelve months ended December 31, 2015: net expense of $2 million).

(g) Interest expenses

The total interest income charged to Seadrill Parters for the related party loan arrangements outlined below, including commitment fees and other fees, for the twelve months ended December 31, 2016 was $12 million (twelve months ended December 31, 2015: $16 million).

(h) Derivative interest rate swap agreements

The Company has interest rate swap agreements with Seadrill Partners on a back to back basis with certain of its own interest rate swap agreements. The total net derivative gains and losses charged to Seadrill Partners for the twelve months ended December 31, 2016 was a gain of $1 million (twelve months ended December 31, 2015: gain of $10 million).

(i) Rig financing agreements

Total amounts owed under the rig financing agreements as at December 31, 2016, relating to the T-15 and T-16, totaled $119 million (December 31, 2015: $139 million). Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities which do not relate to the T-15 and T-16.

West Vencedor loan agreement - The West Vencedor loan agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the loan agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor loan agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at December 31, 2016 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $171 million. The outstanding balance under the West Vencedor loan agreement due to the Company was $41 million as at December 31, 2016 (December 31, 2015: $58 million).

(j) $110 million Vendor financing loan

In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan had an interest rate of LIBOR plus a margin of 5.0%. The loan matured in May 2016 and was repaid in full. The outstanding balance as at December 31, 2016 was $nil (December 31, 2015: $110 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(k) Deferred consideration receivable

On the disposal of the West Vela to Seadrill Partners in November 2014, the Company recognized deferred consideration receivable. On the disposal of the West Polaris to Seadrill Partners in June 2015, the Company is entitled to a deferred contingent consideration based on the contract of the West Polaris. The total outstanding balance in relation to these receivables as at December 31, 2016 was $61 million (December 31, 2015: $96 million). Refer to Note 4 - Loss on disposals for more information.

(l) Receivables and Payables

Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

West Sirius bareboat charter financing loan

In December 2015, an operating subsidiary of Seadrill Partners borrowed from a subsidiary of the Company $143 million in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at December 31, 2016 was $39 million (December 31, 2015: $143 million).  In December, 2015, the Company borrowed $143 million from a rig owning subsidiary of Seadrill Partners in order to restore its liquidity with respect to the West Sirius bareboat charter financing loan referred to above. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at December 31, 2016 was $39 million (December 31, 2015: $143 million). Each of the loan parties understand and agree that the loan agreements act in parallel with each other. These transactions have been classified within current and long-term portions of "Amount due from related party", "Related party payable" and "Long-term related party payable".

Guarantees

Seadrill provides certain guarantees on behalf of Seadrill Partners:

•	Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $185 million as at December 31, 2016 (December 31, 2015: $370 million);
•
Guarantees in favor of banks provided on behalf of Seadrill Partners totaled $621 million as at December 31, 2016 and correspond to the outstanding credit facilities relating to the West Polaris and West Vela (December 31, 2015: $698 million); and

•
Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to customs guarantees totaled $0.4 million as at December 31, 2016 (December 31, 2015: Guarantees in Nigeria and Myanmar $86 million).

West Vela facility

Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility.  Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela.

West Polaris facility

In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 4 - Loss on disposals for further details. Seadrill Limited continues to act as the guarantor under the facility.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Archer transactions

Loans

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As at the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018.

In the year ended December 31, 2015, the Company's $50 million subordinated loan to Archer was written down to $nil due to the Company's share of net losses of Archer reducing the investment balance. The Company's accounting policy, once its investment in the common stock of an investee has reached $nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share of equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.89%.

On May 27, 2016, the Company granted a $75 million subordinated loan to Archer. The loan bears interest at a rate of 10.0% per annum and is repayable together with the interest on June 30, 2018.

During 2016 the $75 million loan was written down by $48 million due to the Company's share of net losses of Archer reducing the investment balance. The Company's accounting policy once it's investment in the common stock of an investee has reached $nil is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share and equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.89%. The outstanding book value of the loan as at December 31, 2016 was $27 million.

Total interest income for the twelve months ended December 31, 2016 for the above loans was $8 million (twelve months ended December 31, 2015: $3 million).

Guarantees

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on certain financing arrangements. The maximum liability to the Company was limited to $100 million. The guarantee fee was 1.25% per annum. On July 31, 2014, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee outstanding as at December 31, 2016 was $250 million (December 31, 2015: $250 million). The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR 48.4 million to support Archer's credit facilities. The guarantee fee is 1.25% per annum. The guarantee outstanding as at December 31, 2016 was $25 million (December 31, 2015: $36 million).

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of maximum of $20 million to support Archer's credit facilities. The guarantee fee is 1.25% per annum. The guarantee outstanding as at December 31, 2016 was $3 million (December 31, 2015: $18 million).

We provide Archer Well Services, a wholly owned subsidiary of Archer, with a performance guarantee of a maximum of NOK 66 million to support Archer's operations in Norway with a customer. The guarantee outstanding as at December 31, 2016 was $8 million (December 31, 2015: $8 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On February 5, 2014, the Company provided Archer with a guarantee to support Archer's leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at December 31, 2016 is GBP 8 million or $10 million (December 31, 2015: $14 million).

These guarantee fees are included in "Other financial items" in our consolidated statement of operations. The guarantee fees charged were $3.9 million for the twelve months ended December 31, 2016 (twelve months ended December 31, 2015: $3.6 million).

The total interest and guarantees fees receivable from Archer as at December 31, 2016 was $16 million (December 31, 2015: $12 million).

A $28 million provision has been recognized as at December 31, 2016 to reflect the potential cash settlement of the financial guarantees provided to Archer.

Operating activities

Archer provides certain technical vessel and rig services for the Company, and charged the Company fees of two hundred thousand and $1 million for the three and twelve months ended December 31, 2016 (three and twelve months ended December 31, 2015: $2 million and $4 million, respectively).  These amounts are included in vessel and rig operating expenses.

SeaMex Limited transactions

As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements/transactions with SeaMex.

Management and administrative service agreements

In connection with the joint venture agreement, SeaMex, entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management Ltd provides SeaMex certain management and administrative services. The services provided by Seadrill Management Ltd are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice.  Income recognized under the management and administrative agreements for the twelve months ended December 31, 2016 was $7 million (twelve months ended December 31, 2015: $11 million).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the joint venture, will continue to provide management services to Seadrill in respect of managing the rigs West Pegasus and West Freedom and charge a fee of 5% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements of $5 million for the twelve months ended December 31, 2016 (twelve months ended December 31, 2015: $10 million). These amounts are included in general and administrative expenses within the consolidated statement of operations.

Loans

$250 million Seller's credit - In March 2015, SeaMex borrowed from the Company $250 million as seller's credit. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20m. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The outstanding balance as at December 31, 2016 was $250 million (December 31, 2015: $250 million).

$162 million consideration receivable - SeaMex agreed to pay to the Company an amount of $162 million being consideration receivable in respect of disposal which was payable at the time of allocation of rig contract in relation to West Titania to the Joint Venture. This amount has been paid in full during July 2015.

Interest income accrued for the twelve months ended December 31, 2016 on these loans was $18 million (twelve months ended December 31, 2015: $17 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Receivables and Payables

Receivables and payables with SeaMex joint venture are comprised of short-term funding, management fees, advisory and administrative services, and other items including accrued interest.  Receivables and payables are generally settled quarterly in arrears. Trading balances with SeaMex joint venture are unsecured, bear a monthly interest rate equal to 1.5%, compounded monthly and are intended to be settled in the ordinary course of business.

During the year ended December 31, 2015, Seadrill provided additional $76 million of short term funding to SeaMex, of which, SeaMex has repaid a total of $31 million during the same period.

Receivables/(payables) with SeaMex joint venture as at December 31, 2016 consisted of the following:
(In $ millions)	As at December 31, 2016	As at December 31, 2015
Seller's credit	250	250
Funding	45	45
Other receivables	53	34
Other payables	(2)	—

Capital contributions

During the year ended December 31, 2015, both the joint venture partners each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the joint venture.

Financial Guarantees

During the latter part of 2015, SeaMex experienced issues regarding the delayed payment of invoices by its sole customer. The customer deferred payment into 2016 and SeaMex has since recovered the majority of the overdue balances. In order to ease the resulting cash flow impact on SeaMex, the Company, along with Fintech, its joint venture partner, agreed to provide certain support to Seamex. Simultaneously, the lenders to SeaMex have provided a short-term amendment to the bank facility to provide some additional flexibility.

In December 2015, the Company and Fintech provided a joint and several guarantee for potential prepayment deficits that SeaMex might face under its loan agreements. The total guarantee for the potential prepayment deficits based on the December 31, 2015 testing date was $51 million. No liability was recognized for this guarantee as we did not consider it probable for the guarantee to be called. This joint and several guarantee was released in September 2016 as part of SeaMex's recent amendment to the bank facility.

Seadrill and Fintech also made available a fully-subordinated unsecured credit facility of $20 million which will expire at the anniversary of the first draw-down of this amount or a portion thereof. This matured at the end of December 2016. The facility was provided by both Seadrill and Fintech at a ratio of 50% each. The facility bore interest at a rate of LIBOR plus a margin of 6.5%. The facility was intended to be repayable once SeaMex has complied with certain conditions with regards to its lenders, however remained undrawn. Seadrill and Fintech have also provided loan facilities (sponsor loans) for the two bank guarantee amounts, which are undrawn as at December 31, 2016.

In respect of the guarantees and facilities described above, Seadrill has also obtained an indemnity from Fintech in order to be able to recover up to 50% of funding and costs, should Seadrill be called to make a contribution greater than its 50% share.

Performance Guarantees

In addition, Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at December 31, 2016 (December 31, 2015: $30 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seabras Sapura transactions

Seabras Sapura Participacoes Ltda. and Seabras Sapura Holding GmbH, along with their wholly owned subsidiaries, are together referred to as Seabras Sapura. Seabras Sapura are joint ventures that construct, own and operate pipe-laying service vessels in Brazil and are owned 50% by the Company and 50% by TL Offshore, a subsidiary of SapuraKencana.

Yard guarantees

The Company has provided yard guarantees in relation to the construction of Seabras Sapura Holdco's pipe-laying vessels which have been provided on a 50:50 basis with TL Offshore. As at December 31, 2016 there were no guarantees outstanding as construction of the final vessel was completed during the second quarter of 2016 (December 31, 2015: $125 million).

Capital contributions

During the twelve months ended December 31, 2016, the Company made a $16 million of equity investment in the Seabras Sapura joint venture while retaining its 50% share in the joint venture.

Loans

In May 2014, the Company provided a loan to Sapura Navegaceo Martima S.A. of $11 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. Subsequent to the year end, the maturity was extended to May 31, 2017. The outstanding balance as at December 31, 2016 was $11 million (December 31, 2015: $11 million).

In May 2014, the Company provided a loan to Sapura Navegaceo Martima S.A. of €3 million ($4 million). The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016, however the loan was repaid in full in January 2016. The outstanding balance as at December 31, 2016 was $nil (December 31, 2015: $3 million).

In January 2015, the Company provided a loan to Sapura Nacegacao Martima S.A. of $18 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015.. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. Subsequent to the year end, the maturity was extended to May 31, 2017. The outstanding balance as at December 31, 2016 was $18 million (December 31, 2015: $18 million).

In April 2015, the Company provided a loan to Sapura Onix GmbH of $14 million in connection with delivery of the Seabras Onix pipe-laying vessel.  The outstanding balance as at December 31, 2016 was $14 million (December 31, 2015: $14 million). The loan bears an interest rate of 3.99% and is repayable on demand, subject to certain restrictions under the agreement.

In June 2016, the Company provided a subordinated loan to Seabras Rubi GmbH of $14 million in connection with delivery of the Seabras Rubi pipe-laying vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $14 million (December 31, 2015: $nil).

In October 2016, the Company provided a subordinated loan to Seabras Jade GmbH of $11 million in relation to the funding retention account in the joint venture for the Sapura Jade vessel. The loan bears an interest rate of 3.99% plus LIBOR  and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was  $11 million (December 31, 2015: $nil).

In December 2016, the Company provided a subordinated loan to Seabras Onix GmbH,  $6 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 3.99% plus LIBOR and are repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $6 million (December 31, 2015: $nil).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In December 2016, the Company provided a subordinated loan to Seabras Diamante GmbH,  $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and are repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $7 million (December 31, 2015: $nil).

In December 2016, the Company provided a subordinated loan to Seabras Topazio GmbH,  $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and are repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at December 31, 2016 was $7 million (December 31, 2015: $nil).

The total net interest income of the above loans relating to Seabras Sapura for twelve months ended December 31, 2016 was $2 million (twelve months ended December 31, 2015: $1 million). The total accrued interest as at December 31, 2016 was $4 million (December 31, 2015: $2 million).

Financial guarantees

In December 2013 certain subsidiaries of the joint venture entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The total amount guaranteed as at December 31, 2016 was $218 million (December 31, 2015: $242 million).

In April 2015 certain subsidiaries of the joint venture entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The amount guaranteed as at December 31, 2016 was $367 million (December 31, 2015: $256 million).

In addition, Seadrill provided bank guarantees in relation to the above credit facilities to cover six months of debt service costs and three months of operating expenses under retention accounts. These guarantees were released in the period following Seadrill providing loans as described above. The total amount guaranteed as at December 31, 2016 was nil (December 31, 2015: $52 million).

In November 2012 a subsidiary of the joint venture entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, a wholly owned subsidiary of the Company provided a sponsor guarantee, on a joint and several basis with the joint venture partner, in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at December 31, 2016 was $192 million (December 31, 2015: $206 million).

As at the consolidated balance sheet date, we have not recognized a liability as we do not consider it is probable that the guarantees will be called.

Operating activities

A subsidiary of Seabras Sapura sublets warehouse and office space to subsidiaries of the Company in Brazil. The amount charged for the twelve months ended December 31, 2016 was $2 million (twelve months ended December 31, 2015: nil).  These amounts are included in vessel and rig operating expenses in the consolidated statement of operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other trading balances with Seabras Sapura, including interest receivable, totaled a receivable of $9 million as at December 31, 2016 (December 31, 2015: $12 million).

Related parties to Hemen Holding Ltd ("Hemen")

The Company transacts business with the following related parties, being companies in which our principal shareholder, Hemen, has a significant interest:
•	Ship Finance International Limited ("Ship Finance");
•	Metrogas Holdings Inc. ("Metrogas");
•	Frontline Management (Bermuda) Limited ("Frontline"); and
•	Seatankers Management Norway AS ("Seatankers").

Ship Finance transactions

We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our consolidated financial statements. Refer to Note 16  "Variable Interest Entities" for further details. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

During the three and twelve month periods ended December 31, 2016 and 2015, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
West Hercules	9	14	52	55
West Taurus	19	12	57	57
West Linus	21	21	82	81
Total	49	47	191	193

These lease costs are eliminated on consolidation.

The VIEs had net loans due to Ship Finance amounting to $330 million as at December 31, 2016 (December 31, 2015: $387 million) and gross loans of $415 million  (December 31, 2015: $415 million), due to the right of offset of trading balance assets against the loans. The related party loans are disclosed as "Long-term debt due to related parties" on the consolidated balance sheet. The loans bear interest at a fixed rate of 4.5% per annum, and mature between 2023 and 2029. The total interest expense incurred for the twelve months ended December 31, 2016 was $18.7 million (twelve months ended December 31, 2015: $18.7 million).

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $2.9 million for the twelve months ended December 31, 2016 (twelve months ended December 31, 2015: $4 million).

Seatankers Management transactions

The Company and its subsidiaries receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was $1.6 million and $1 million for the twelve months ended December 31, 2016 and 2015, respectively.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Commitments and contingencies

Purchase Commitments

At December 31, 2016, we had thirteen contractual commitments under newbuilding contracts. The contracts are for the construction of one semi-submersible rig, four drillships and, eight jack-up rigs. The units are contracted to be delivered between the  first quarter of 2017 and 2019. As at December 31, 2016 we have paid $959 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $4,098 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The table below shows the maturity schedule for the newbuilding contractual commitments, which reflects all recent deferral agreements with DSME, Samsung, Cosco and Dalian, and assumes we exercise the remaining deferral options for the Sevan Developer with Cosco. The commitments shown include yard installments, variation orders, estimated operations preparation costs and estimated deferral costs.

(In $ millions)	As at December 31, 2016
2017	2,180
2018	1,398
2019	520
Total purchase commitments	4,098

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our consolidated financial statements as at December 31, 2016.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Limited and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.

The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants' Reply Brief was served on December 4, 2015.

On June 21, 2016 the court issued an order granting the defendants' Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days' appeal period has expired without appeal and the matter is therefore closed.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company has received voluntary requests for information from the US Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company's backlog, and its contracts with Rosneft.

Other matters

On October 12, 2015, HSHI launched arbitration proceedings with regard to Seadrill's cancellation of the West Mira construction contract. HSHI have claimed that Seadrill's cancellation was a repudiatory breach and claim they were due various extensions of time. The Company refutes this vigorously, and believes it has the contractual right to recover the $170 million in pre-delivery installments, plus accrued interest, and legal costs. The recovery is however now not expected until the conclusion of an arbitration process under English law, which is expected to take up to two years. Based both on management's assessment of the facts and circumstances, and advice from external counsel, who have been engaged for the arbitration process, the Company believes the recovery of the installment, plus accrued interest, and legal costs, is probable, as defined by US GAAP. As such, the Company has reclassified from "Newbuildings," a receivable of $170 million plus accrued interest of $44 million, which is presented in "Other non-current assets" on the consolidated balance sheet. The Company will continue to assess the recoverability throughout the arbitration process.

Sevan Drilling is a controlled subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan further disclosed that Sevan Drilling ASA had been accused of breaches of Sections 276 a and 276 b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005-2008. For further details please refer to the Sevan Drilling annual report and financial statements for the year ended December 31, 2015, and subsequent quarterly financial statements which are publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill's consolidated financial statements.

In February 2016 North Atlantic Drilling was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were  settled for $34.7 million subsequent to the balance sheet date. The settlement amount has been reflected as at December 31, 2016.

North Atlantic Drilling, and all other offshore contractors that are members of the Norwegian Shipowners' Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case was appealed to the Supreme Court of Norway and the hearing was held in June 2016. The Supreme Court of Norway ruled in favor of the members of the Norwegian Shipowners' Association, and as such the Company does not consider there to be any remaining contingent liability.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

	Twelve months ended
(In $ millions)	December 31, 2016	December 31, 2015
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	—	150

Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	—	(150)
Repayment relating to Sevan Drilling share forward contracts and other derivatives (2)	—	(136)
Repayment relating to SapuraKencana financing agreements (3)	(160)	(93)
Proceeds from long-term loans (4)	150	—
Long term loans netted-down with related party balances (4)	(150)	—
Conversion of bonds into shares, decrease in long term debt (5)	(105)	—
Conversion of bonds into shares, increase in equity (5)	58	—
Dividend to non-controlling interests in VIEs (6)	(113)

(1) Existing debt of the Company was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - see Note 4 "Loss on disposals and contingent consideration" for more details.

(2) During the period ended December 31, 2015, the Company settled share repurchase agreements related to shares in Sevan Drilling using cash balances already classified as restricted.

(3) During the periods ended December 31, 2016 and December 31, 2015, the Company settled financing agreements relating to shares in SapuraKencana using cash balances already classified as restricted.

(4) During the period ended December 31, 2016 certain consolidated VIEs of the company withdrew bank loans and made loans to a related party Ship Finance International. These balances are presented net in the consolidated statement of cash flows. Refer to Note 17 "Related party transactions" for more details.

(5) As a result of two share-for-debt exchanges during the period, the Company converted $105 million of bonds into 15,684,340 shares. Refer to Note 12 "Debt" for more details.

(6) During the period ended December 31, 2016 the Ship Finance VIEs that we consolidate declared dividends payable totaling $113 million to Ship Finance. Refer to Note 16 "Variable Interest Entities" for more details.

Note 20 – Assets held for sale

On December 2, 2015, NADL signed an amendment with Jurong Shipyard ("Jurong") for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to July 6, 2017.

The following completion of the deferral period, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the NADL and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, NADL will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. NADL and Jurong are also considering other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As a result of the agreements, the Company classified the Unit as an "Asset held for Sale" in its consolidated balance sheet. This resulted in an impairment loss on disposal of $82 million being the difference between the net book value of the Unit of $210 million, compared to the expected recoverable value of the Company's investment in the Joint Asset Holding Company of $128 million. The impairment loss was recognized in "Loss on disposal" in the consolidated statement of operations for the year ended December 31, 2015.

(In millions of US$)	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Opening balance at the beginning of the period	128	—
West Rigel newbuild investment, classified as held for sale	—	210
Loss on disposal	—	(82)
Non-current assets held for sale	128	128

Note 21 – Subsequent Events

On January 31, 2017, the Company provided a $25 million revolving credit facility to North Atlantic Drilling, maturing March 31, 2017. This interim funding arrangement has been put in place while broader restructuring negotiations continue at both companies.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 22. Restatement of previously issued financial statements

As announced on February 22, 2017, the Company concluded that its previously issued financial statements for the year ended December 31, 2015, and the related report of the Company's independent registered public accounting firm thereon, should no longer be relied upon as a result of the misstatement described below.  In addition, each quarter in the year ended December 31, 2015 and the quarters ended March 31, June 30 and September 31, 2016 should no longer be relied upon as a result of the misstatement.  The Company expects to restate the financial statements for the year ended December 31, 2015 and the quarters ended March 31, June 30 and September 30, 2016 (the "Restated Periods").  The misstatement relates to the fair value accounting principles applied under U.S. GAAP to the Company's interest rate and cross currency swap portfolio.  In addition to these errors, the restated financial statements also include adjustments to correct certain other immaterial errors.

In this report the Company has included the restated financial results for the nine months ended 30 September, 2016, the year ended December 31, 2015 and the three months ended December 31, 2015 as these are required for comparatives and the full year analysis for the 2016 periods included in this report. The Company is still in the process of producing the restated financial results for the periods not included in this report and will issue these in due course.

A description of the adjustments made to the Restated Periods presented is given below:

Derivatives valuation

Seadrill has determined that a restatement of its previously reported financial results for the year ended December 31, 2015, and the quarters ended March 31, June 30 and September 30, 2016, is required.

This restatement has arisen following a review of the Company's fair value accounting principles under US GAAP applied to the Company's interest rate and cross currency swap portfolio, whereby it was determined that the Company had not appropriately included counterparty credit risk in its fair value measurements applied to these hedging instruments.

ASC 820 requires counterparty credit risk to be included in the determination of the fair value of the Company's interest rate and cross currency swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk recognized in the Consolidated Statements of Operations in the line item "Gain/(Loss) on derivative financial instruments".

We have restated the financial results for the Restated Periods discussed above in order to correctly reflect the counterparty credit risk in our derivative valuations.

The Company believes that the misstatement that caused the restatement indicates the existence of one or more material weakness(es) in the Company's internal controls over financial reporting relating to its accounting for these interest rate and cross currency swaps for the years ended December 31, 2016 and 2015.  The Company is undertaking a full review of the deficiencies that led to this misstatement and will provide details of the findings and conclusions of this review in its next report on the effectiveness of internal control over financial reporting to be included in the Company's Annual Report on Form 20-F for the year ended December 31, 2016.

Other Adjustments

In addition to the errors described above, the restated financial results also include adjustments to correct certain other immaterial errors in the restated periods presented.

The following tables present the effects of the restatement on our previously reported Consolidated Statements of Operations,  Consolidated Statements of Comprehensive Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows as at the date and for the periods shown (in US$ millions). There are no adjustments that impact the Consolidated Statement of Changes in Equity other than the adjustments presented in the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated statement of operations for the nine months ended September 30, 2016

(In $ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Operating revenues
Contract revenues	2,274	—	—	2,274
Reimbursable revenues	49	—	—	49
Other revenues	179	—	—	179
Total operating revenues	2,502	—	—	2,502

Contingent consideration realized	15	—	—	15

Operating expenses
Vessel and rig operating expenses	781	—	—	781
Reimbursable expenses	45	—	—	45
Depreciation and amortization	587	—	—	587
General and administrative expenses	165	—	—	165
Total operating expenses	1,578	—	—	1,578

Operating income	939	—	—	939

Financial items and other income and expense
Interest income	53	—	—	53
Interest expense	(305)	—	—	(305)
Loss on impairment of investments	(906)	—	11	(895)
Share in results from associated companies (net of tax)	164	7	—	171
(Loss)/gain on derivative financial instruments	(94)	36	—	(58)
Gain on debt extinguishment	47	—	—	47
Foreign exchange loss	(16)	—	—	(16)
Other financial items and other income, net	15	—	—	15
Total financial items and other income and expense, net	(1,042)	43	11	(988)

(Loss)/income before income taxes	(103)	43	11	(49)

Income tax expense	(189)	—	—	(189)
Net (loss)/income	(292)	43	11	(238)

Net income attributable to the non-controlling interest	31	1	—	32
Net (loss)/income attributable to the parent	(323)	42	11	(270)

Basic (loss)/income per share (US dollar)	(0.64)	0.07	0.02	(0.54)
Diluted (loss)/income per share (US dollar)	(0.64)	0.07	0.02	(0.54)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated statement of comprehensive income for the nine months ended September 30, 2016

(In $ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Net (loss)/income	(292)	43	11	(238)
Other comprehensive income/ (loss), net of tax:
Change in unrealized (loss)/ gain on marketable securities, net	(35)	—	35	—
Other than temporary impairment of marketable securities, reclassification to statement of operations	164	—	(11)	153
Change in actuarial gain relating to pension	10	—	—	10
Share of other comprehensive income from associated companies	(3)	—	—	(3)
Other comprehensive income/loss	136	—	24	160

Total comprehensive (loss)/income for the period	(156)	43	35	(78)

Comprehensive income attributable to the non-controlling interest	34	1	—	35
Comprehensive (loss)/income attributable to the parent	(190)	42	35	(113)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated balance sheet as at September 30, 2016

(In $ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
ASSETS
Current assets
Cash and cash equivalents	1,250	—	—	1,250
Restricted cash	117	—	—	117
Marketable securities	93	—	—	93
Accounts receivables, net	630	—	—	630
Amount due from related party	493	—	—	493
Other current assets	324	—	—	324
Total current assets	2,907	—	—	2,907
Non-current assets
Investment in associated companies	2,014	18	(10)	2,022
Newbuildings	1,518	—	—	1,518
Drilling units	14,488	—	—	14,488
Restricted cash	32	—	—	32
Deferred tax assets	73	—	—	73
Equipment	43	—	—	43
Amount due from related parties non-current	520	—	—	520
Assets held for sale - non-current	128	—	—	128
Other non-current assets	320	—	—	320
Total non-current assets	19,136	18	(10)	19,144
Total assets	22,043	18	(10)	22,051
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,136	—	—	3,136
Trade accounts payable	122	—	—	122
Short-term debt to related parties	110	—	—	110
Other current liabilities	1,525	(160)	—	1,365
Total current liabilities	4,893	(160)	—	4,733
Non-current liabilities
Long-term debt	6,728	—	—	6,728
Long-term debt due to related parties	334	—	—	334
Deferred tax liabilities	188	—	—	188
Other non-current liabilities	131	—	—	131
Total non-current liabilities	7,381	—	—	7,381
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,444,280 outstanding at December 31, 2016 (December 31, 2015: 492,759,940)	1,008	—	—	1,008
Additional paid in capital	3,298	—	—	3,298
Contributed surplus	1,956	—	—	1,956
Accumulated other comprehensive income/(loss)	13	—	(11)	2
Retained earnings	2,961	177	1	3,139
Total shareholders' equity	9,236	177	(10)	9,403
Non-controlling interest	533	1	—	534
Total equity	9,769	178	(10)	9,937
Total liabilities and equity	22,043	18	(10)	22,051

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated statement of cash flows for the nine months ended September 30, 2016

(In $ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated

Cash Flows from Operating Activities
Net (loss)/income	(292)	43	11	(238)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	587	—	—	587
Amortization of deferred loan charges	36	—	—	36
Amortization of unfavorable contracts	(52)	—	—	(52)
Share of results from associated companies	(164)	(7)	—	(171)
Share-based compensation expense	6	—	—	6
Contingent consideration recognized	(15)	—	—	(15)
Unrealized (gain)/loss related to derivative financial instruments	(17)	(36)	—	(53)
Loss on impairment of investments	906	—	(11)	895
Dividends received from associated company	48	—	—	48
Deferred income tax	60	—	—	60
Unrealized foreign exchange loss/(gain) on long-term debt	35	—	—	35
Payments for long-term maintenance	(75)	—	—	(75)
Gain on debt extinguishment	(47)	—	—	(47)
Other, net	(5)	—	—	(5)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	88	—	—	88
Trade accounts payable	(38)	—	—	(38)
Prepaid expenses/accrued revenue	12	—	—	12
Deferred revenue	(101)	—	—	(101)
Related party receivables	(59)	—	—	(59)
Related party payables	(24)	—	—	(24)
Other assets	33	—	—	33
Other liabilities	(83)	—	—	(83)
Net cash provided by operating activities	839	—	—	839

Net cash provided by investing activities	253	—	—	253

Net cash used in financing activities	(893)	—	—	(893)

Effect of exchange rate changes on cash	7	—	—	7

Net increase in cash and cash equivalents	206	—	—	206
Cash and cash equivalents at beginning of the period	1,044	—	—	1,044
Cash and cash equivalents at the end of period	1,250	—	—	1,250

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of operations for the year ended December 31, 2015

(In $ millions)	As previously filed on Form 20-F	Derivative valuation adjustments	Other adjustments	As Restated
Operating revenues
Contract revenues	3,957	—	—	3,957
Reimbursable revenues	113	—	—	113
Other revenues	265	—	—	265
Total operating revenues	4,335	—	—	4,335

Loss on disposals	(63)	—	—	(63)
Contingent consideration realized	47	—	—	47

Operating expenses
Vessel and rig operating expenses	1,611	—	—	1,611
Reimbursable expenses	99	—	—	99
Depreciation and amortization	779	—	—	779
Loss on impairment of fixed assets and goodwill	563	—	—	563
General and administrative expenses	248	—	—	248
Total operating expenses	3,300	—	—	3,300

Operating income	1,019	—	—	1,019

Financial items and other income and expense
Interest income	67	—	—	67
Interest expense	(415)	—	—	(415)
Loss on impairment of investments	(1,274)	—	(11)	(1,285)
Share in results from associated companies (net of tax)	190	12	(10)	192
(Loss)/ gain on derivative financial instruments	(274)	124	—	(150)
Gain on debt extinguishment	8	—	—	8
Foreign exchange gain	63	—	—	63
Gain on sale of tender rig business	22	—	—	22
Other financial items and other income, net	52	—	—	52
Total financial items and other income and (expense), net	(1,561)	136	(21)	(1,446)

(Loss)/income before income taxes	(542)	136	(21)	(427)

Income tax expense	(208)	—	—	(208)
Net (loss)/income	(750)	136	(21)	(635)

Net (loss)/income attributable to the non-controlling interest	(12)	11	—	(1)
Net (loss)/income attributable to the parent	(738)	125	(21)	(634)

Basic (loss)/income per share (US dollar)	(1.49)	0.24	(0.04)	(1.29)
Diluted (loss)/income per share (US dollar)	(1.49)	0.24	(0.04)	(1.29)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated statement of comprehensive income for the year ended December 31, 2015

(In $ millions)	As previously filed on Form 20-F	Derivative valuation adjustments	Other adjustments	As Restated
Net (loss)/income	(750)	136	(21)	(635)
Other comprehensive income/(loss), net of tax:
Change in unrealized loss on marketable securities, net	(427)	—	(33)	(460)
Other than temporary impairment of marketable securities, reclassification to statement of operations	741	—	11	752
Change in unrealized foreign exchange differences	(15)	—	—	(15)
Change in actuarial gain relating to pension	27	—	—	27
Share of other comprehensive income from associated companies	10	—	—	10
Other comprehensive income/(loss)	336	—	(22)	314

Total comprehensive (loss)/income for the period	(414)	136	(43)	(321)

Comprehensive (loss)/income attributable to the non-controlling interest	(4)	11	—	7
Comprehensive (loss)/income attributable to the parent	(410)	125	(43)	(328)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet as at December 31, 2015

(In $ millions)	As previously filed on Form 20-F	Derivative valuation adjustments	Other adjustments	As Restated
ASSETS
Current assets
Cash and cash equivalents	1,044	—	—	1,044
Restricted cash	50	—	—	50
Marketable securities	96	—	—	96
Accounts receivables, net	718	—	—	718
Amount due from related parties	639	—	—	639
Other current assets	395	—	—	395
Total current assets	2,942	—	—	2,942
Non-current assets
Investment in associated companies	2,590	12	(10)	2,592
Marketable securities	228	—	(33)	195
Newbuildings	1,479	—	—	1,479
Drilling units	14,930	—	—	14,930
Restricted cash	198	—	—	198
Deferred tax assets	81	—	—	81
Equipment	46	—	—	46
Amount due from related parties non-current	517	—	—	517
Assets held for sale - non-current	128	—	—	128
Other non-current assets	331	—	—	331
Total non-current assets	20,528	12	(43)	20,497
Total assets	23,470	12	(43)	23,439
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,489	—	—	1,489
Trade accounts payable	141	—	—	141
Short-term debt to related parties	152	—	—	152
Other current liabilities	1,684	(124)	—	1,560
Total current liabilities	3,466	(124)	—	3,342
Non-current liabilities
Long-term debt	9,054	—	—	9,054
Long-term debt due to related parties	438	—	—	438
Deferred tax liabilities	136	—	—	136
Other non-current liabilities	401	—	—	401
Total non-current liabilities	10,029	—	—	10,029
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 492,759,940 outstanding at December 31, 2015	985	—	—	985
Additional paid in capital	3,275	—	—	3,275
Contributed surplus	1,956	—	—	1,956
Accumulated other comprehensive (loss)/income	(120)	—	(22)	(142)
Retained earnings	3,275	125	(21)	3,379
Total shareholders' equity	9,371	125	(43)	9,453
Non-controlling interest	604	11	—	615
Total equity	9,975	136	(43)	10,068
Total liabilities and equity	23,470	12	(43)	23,439

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows for the year ended December 31, 2015

(In $ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated

Cash Flows from Operating Activities
Net (loss)/income	(750)	136	(21)	(635)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	779	—	—	779
Amortization of deferred loan charges	39	—	—	39
Amortization of unfavorable contracts	(116)	—	—	(116)
Gain on sale of tender rig business	(22)	—	—	(22)
Share of results from associated companies	(190)	(12)	10	(192)
Share-based compensation expense	7	—	—	7
Loss on disposals and deconsolidations	63	—	—	63
Contingent consideration recognized	(47)	—	—	(47)
Unrealized loss/(gain) related to derivative financial instruments	42	(124)	—	(82)
Loss on impairment of investments	1,274	—	11	1,285
Dividends received from associated company	253	—	—	253
Dividends received from associated companies	253	—	—	253
Loss on impairment of fixed assets and goodwill	563	—	—	563
Deferred income tax	29	—	—	29
Unrealized foreign exchange loss/(gain) on long-term debt	(95)	—	—	(95)
Payments for long-term maintenance	(106)	—	—	(106)
Gain on debt extinguishment	(8)	—	—	(8)
Other, net	(9)	—	—	(9)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals				—
Trade accounts receivable	267	—	—	267
Trade accounts payable	58	—	—	58
Prepaid expenses/accrued revenue	(12)	—	—	(12)
Deferred revenue	(95)	—	—	(95)
Related party receivables	65	—	—	65
Related party payables	(64)	—	—	(64)
Other assets	(22)	—	—	(22)
Other liabilities	(115)	—	—	(115)
Net cash provided by operating activities	1,788	—	—	1,788

Net cash used in investing activities	(190)	—	—	(190)

Net cash used in financing activities	(1,370)	—	—	(1,370)

Effect of exchange rate changes on cash	(15)	—	—	(15)

Net increase in cash and cash equivalents	213	—	—	213
Cash and cash equivalents at beginning of the period	831	—	—	831
Cash and cash equivalents at the end of period	1,044	—	—	1,044

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated statement of operations for the three months ended December 31, 2015

(In $ millions)	As previously filed on Form 20-F	Derivative valuation adjustments	Other adjustments	As Restated
Operating revenues
Contract revenues	853	—	—	853
Reimbursable revenues	37	—	—	37
Other revenues	69	—	—	69
Total operating revenues	959	—	—	959

Loss on disposals	(93)	—	—	(93)
Contingent consideration realized	19	—	—	19

Operating expenses
Vessel and rig operating expenses	369	—	—	369
Reimbursable expenses	29	—	—	29
Depreciation and amortization	197	—	—	197
General and administrative expenses	67	—	—	67
Total operating expenses	662	—	—	662

Operating income	223	—	—	223

Financial items and other income and expense
Interest income	18	—	—	18
Interest expense	(98)	—	—	(98)
Loss on impairment of investments	—	—	(11)	(11)
Share in results from associated companies (net of tax)	119	—	(10)	109
Gain on derivative financial instruments	40	14	—	54
Foreign exchange gain	31	—	—	31
Other financial items and other income, net	17	—	—	17
Total financial items and other income and (expense),net	127	14	(21)	120

Income/(loss) before income taxes	350	14	(21)	343

Income tax expense	(71)	—	—	(71)
Net income/(loss)	279	14	(21)	272

Net (loss)/income attributable to the non-controlling interest	(6)	2	—	(4)
Net income/(loss) attributable to the parent	285	12	(21)	276

Basic income/(loss) per share (US dollar)	0.58	0.02	(0.04)	0.56
Diluted income/(loss) per share (US dollar)	0.58	0.02	(0.04)	0.56

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated statement of comprehensive income for the three months ended December 31, 2015

(In $ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated
Net income/(loss)	279	14	(21)	272
Other comprehensive income/ (loss), net of tax:
Change in unrealized loss on marketable securities, net	(129)	—	(33)	(162)
Other than temporary impairment of marketable securities, reclassification to statement of operations	—	—	11	11
Change in unrealized foreign exchange differences	(5)	—	—	(5)
Change in actuarial gain relating to pension	3	—	—	3
Change in unrealized gain on interest rate swaps in VIEs	2	—	—	2
Share of other comprehensive income from associated companies	3	—	—	3
Other comprehensive loss	(126)	—	(22)	(148)

Total comprehensive income/(loss) for the period	153	14	(43)	124

Comprehensive (loss)/income attributable to the non-controlling interest	(4)	2	—	(2)
Comprehensive income/(loss) attributable to the parent	157	12	(43)	126

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated statement of cash flows for the three months ended December 31, 2015

(In $ millions)	As previously reported	Derivative valuation adjustments	Other adjustments	As Restated

Cash Flows from Operating Activities
Net income/(loss)	279	14	(21)	272
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	197	—	—	197
Amortization of deferred loan charges	8	—	—	8
Amortization of unfavorable contracts	(21)	—	—	(21)
Amortization of mobilization receivables due from related parties	(2)	—	—	(2)
Share of result from associated companies	(118)	—	10	(108)
Share based compensation expenses	2	—	—	2
Gain on disposals and deconsolidations	94	—	—	94
Unrealized (gain)/loss on derivative financial instruments	(91)	(14)	—	(105)
Loss on impairment of investments	—	—	11	11
Dividend received from associated companies	56	—	—	56
Deferred income tax	12	—	—	12
Unrealized foreign exchange gain on long term debt	(18)	—	—	(18)
Payments for long-term maintenance	(36)	—	—	(36)
Earn out of contingent consideration	(19)	—	—	(19)
Other, net	(1)	—	—	(1)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	10	—	—	10
Trade accounts payables	26	—	—	26
Prepaid expenses/accrued revenue	14	—	—	14
Deferred revenue	(35)		—	(35)
Related party receivables	(19)	—	—	(19)
Related party payables	(18)	—	—	(18)
Other assets	(21)	—	—	(21)
Other liabilities	29	—	—	29
Net cash from operating activities	328	—	—	328

Net cash used in investing activities	(174)	—	—	(174)

Net used in financing activities	(275)	—	—	(275)

Effect of exchange rate changes on cash	(15)	—	—	(15)

Net increase in cash and cash equivalents	(136)	—	—	(136)
Cash and cash equivalents at beginning of the period	1,180	—	—	1,180
Cash and cash equivalents at the end of period	1,044	—	—	1,044